RECEIVED
FEB 16 2005

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Park Place Securities, Inc.	**0001291394**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 11, Series 2005-WHQ1	**333-121784**

Name of Person Filing the Document
(If Other than the Registrant)

[redacted]

05004808

PROCESSED
FEB 18 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 11, 2005

AMERIQUEST MORTGAGE SECURITIES INC.

By ____________________

Name: JOHN P. GRAZER

Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

	PPSI 2005-WHQ1
Date	2/2/2005
Deal Size	$1,999,999,998.46
Lead	ML/BAS
Originator[s]	Argent Mortgage Company
Servicer[s]	HomEq Servicing Corp.
Raters	S&P / Moddy's / Fitch / DBRS
Agency Conforming	
Non Conforming	
Prefunding (if any)	0
No of Loans	11,611
Average Loan Size	$172,418.12
WAC	7.404%
WA LTV	81.82%
% First Lien	98.75%
% Owner Occ	88.12%
% Purchase	31.54%
% Cash out	63.72%
% Full Doc	50.05%
% Reduced/Limited Doc	8.32%
% Stated Income	41.63%
% No docs	0.00%
WA FICO	610
FICO Range	500 to 813
Floating Rate Mortgages	80.00%
Fixed Rate	20.00%
2/28 Float	58.96%
3/27 Float	21.04%
5/25 Float	0.00%
IO Mortgages	0.00%
Loans < 100k	15.31%
Loans < 75k	7.54%
Loans > 350k	30.54%
Loans > 500k	9.71%
Loans > 750k	0.12%
Average DTI	na
DTI 40-45%	na
DTI 45-50%	na
DTI 50-55%	na
DTI > 55%	na
California	30.89%
North California	na
South California	na
Florida	10.36%
Illinois	5.53%
Michigan	3.89%

Texas	2.90%
Colorado	1.43%
New York	7.04%
New Jersey	3.42%
Virginia	0.00%
Washington	1.78%
Mass	1.46%
Single Prop	70.20%
PUD	10.50%
2-4 Family	8.52%
Condo	5.55%
MH	5.23%
Fico < 600	44.99%
Fico < 580	34.16%
Fico < 560	24.14%
Below 519	4.37%
520 - 539	8.36%
540 - 559	11.07%
560 - 579	10.02%
580 - 599	10.83%
600 - 619	12.60%
620 - 639	12.31%
640 - 659	9.76%
660 - 679	7.08%
680 - 699	4.84%
700 - 719	3.48%
720 - 739	2.23%
Above 739	2.73%
<=50	1.87%
50.01-55	0.91%
55.01-60	1.81%
60.01-65	3.73%
65.01-70	5.30%
70.01-75	9.20%
75.01-80	23.73%
80.01-85	14.65%
85.01-90	28.78%
90.01-95	8.04%
95.01-100	1.98%
> 100%	0.00%
> 80%	53.45%
> 90%	10.02%
Average Seasoning	1
% > 3 months	
mortgage insurance if any	
MI providers	
excess spread - ave 1st yr	

30-59 day past	0.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	11,611		
Aggregate Current Principal Balance:	$1,999,999,998.46		$19,993.67 to $849,330.30
Average Current Principal Balance:	$172,250.45		
Aggregate Original Principal Balance:	$2,001,946,780.00		$20,000.00 to $850,000.00
Average Original Principal Balance:	$172,418.12		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	98.75%		
Wtd. Avg. Gross Coupon:	7.404%		5.200% to 12.900%
Wtd. Avg. Original Term (months):	358		180 to 360
Wtd. Avg. Remaining Term (months):	357		174 to 360
Wtd. Avg. Margin (ARM Loans Only):	5.940%		4.500% to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.469%		11.200% to 18.300%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.469%		5.200% to 12.300%
Wtd. Avg. Original Combined LTV [(1)]:	81.82%		13.08% to 100.00%
Wtd. Avg. Borrower FICO:	610		500 to 813
Geographic Distribution (Top 5):	CA	30.89%	
	FL	10.36%	
	NY	7.04%	
	IL	5.53%	
	AZ	3.93%	

[(1)]The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2-yr Fixed/Adjustable Rate	6,473	$1,179,205,161.99	58.96%	359	37.58	7.494	602	82.47
3-yr Fixed/Adjustable Rate	2,277	420,742,578.06	21.04	358	37.07	7.400	612	82.77
Fixed	2,861	400,052,258.41	20.00	351	37.43	7.145	630	78.91
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV[1] (%)*
0.01 - 50,000.00	494	$18,773,363.00	0.94%	350	35.42	10.150	634	88.46
50,000.01 - 100,000.00	3,894	287,688,741.00	14.37	353	33.87	8.164	601	81.68
100,000.01 - 150,000.00	2,376	295,010,320.00	14.74	357	35.93	7.581	607	81.93
150,000.01 - 200,000.00	1,482	257,545,835.00	12.86	357	37.05	7.565	603	81.04
200,000.01 - 250,000.00	956	214,024,905.00	10.69	358	37.90	7.351	609	82.02
250,000.01 - 300,000.00	640	175,011,212.00	8.74	358	38.36	7.384	608	81.83
300,000.01 - 350,000.00	438	142,387,229.00	7.11	359	37.79	6.999	614	81.98
350,000.01 - 400,000.00	480	180,606,072.00	9.02	359	40.34	6.981	622	82.64
400,000.01 - 450,000.00	300	127,557,476.00	6.37	359	39.96	7.049	617	82.28
450,000.01 - 500,000.00	227	108,866,281.00	5.44	359	39.79	6.987	624	82.25
500,000.01 - 550,000.00	100	52,681,770.00	2.63	357	38.31	6.648	615	81.91
550,000.01 - 600,000.00	93	53,501,808.00	2.67	359	39.91	6.949	612	81.71
600,000.01 - 650,000.00	62	38,864,567.00	1.94	359	36.00	6.590	607	81.25
650,000.01 - 700,000.00	27	18,247,051.00	0.91	359	41.71	7.087	601	79.02
700,000.01 - 750,000.00	39	28,715,150.00	1.43	351	38.78	6.675	619	76.39
750,000.01 - 800,000.00	1	765,000.00	0.04	359	14.00	6.200	619	90.00
800,000.01 - 850,000.00	2	1,700,000.00	0.08	359	32.00	6.725	613	73.05
Total:	**11,611**	**$2,001,946,780.00**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

*Based on the original balances of the Mortgage Loans.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01 - 50,000.00	503	$19,188,475.55	0.96%	350	35.32	10.108	633	88.11
50,000.01 - 100,000.00	3,885	286,954,067.68	14.35	353	33.87	8.165	601	81.69
100,000.01 - 150,000.00	2,376	294,727,583.05	14.74	357	35.93	7.581	607	81.93
150,000.01 - 200,000.00	1,482	257,309,400.79	12.87	357	37.05	7.565	603	81.04
200,000.01 - 250,000.00	956	213,827,060.28	10.69	358	37.90	7.352	609	82.02
250,000.01 - 300,000.00	643	175,746,689.29	8.79	358	38.40	7.381	608	81.78
300,000.01 - 350,000.00	435	141,349,856.94	7.07	359	37.75	7.001	614	82.04
350,000.01 - 400,000.00	480	180,413,260.64	9.02	359	40.34	6.982	622	82.64
400,000.01 - 450,000.00	300	127,433,935.56	6.37	359	39.96	7.050	617	82.28
450,000.01 - 500,000.00	227	108,762,720.80	5.44	359	39.79	6.987	624	82.25
500,000.01 - 550,000.00	100	52,628,395.82	2.63	357	38.32	6.648	615	81.91
550,000.01 - 600,000.00	94	54,052,513.16	2.70	359	39.85	6.937	612	81.58
600,000.01 - 650,000.00	61	38,226,640.77	1.91	359	36.03	6.601	607	81.42
650,000.01 - 700,000.00	27	18,231,586.55	0.91	359	41.71	7.087	601	79.02
700,000.01 - 750,000.00	39	28,685,020.69	1.43	351	38.78	6.675	619	76.39
750,000.01 - 800,000.00	1	764,267.11	0.04	359	14.00	6.200	619	90.00
800,000.01 - 850,000.00	2	1,698,523.78	0.08	359	32.00	6.725	612	73.05
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121 - 180	133	$11,657,079.52	0.58%	179	33.82	7.507	616	70.43
181 - 240	84	9,771,527.95	0.49	239	35.19	7.230	621	77.90
301 - 360	11,394	1,978,571,390.99	98.93	359	37.48	7.404	610	81.91
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000 - 5.499	98	$26,485,019.66	1.32%	359	38.56	5.346	632	79.11
5.500 - 5.999	777	223,496,762.22	11.17	357	38.67	5.749	644	76.27
6.000 - 6.499	952	216,938,775.67	10.85	357	37.79	6.245	631	78.92
6.500 - 6.999	1,719	362,601,790.20	18.13	357	38.09	6.752	621	80.95
7.000 - 7.499	1,509	268,430,108.13	13.42	358	37.43	7.241	613	82.24
7.500 - 7.999	2,101	343,413,507.01	17.17	357	37.37	7.742	596	83.16
8.000 - 8.499	1,407	201,703,689.32	10.09	357	36.52	8.227	593	84.77
8.500 - 8.999	1,273	178,722,808.41	8.94	357	35.71	8.708	585	85.31
9.000 - 9.499	637	77,379,246.32	3.87	358	36.25	9.216	578	84.70
9.500 - 9.999	419	48,387,740.88	2.42	357	36.54	9.707	573	83.90
10.000 - 10.499	148	16,122,773.48	0.81	357	39.24	10.247	554	79.10
10.500 - 10.999	156	13,176,015.03	0.66	358	37.08	10.742	584	81.78
11.000 - 11.499	151	8,595,063.56	0.43	354	37.40	11.208	624	88.83
11.500 - 11.999	118	7,005,750.72	0.35	356	39.25	11.717	606	85.84
12.000 - 12.499	101	5,510,573.09	0.28	356	38.69	12.249	607	93.26
12.500 - 12.999	45	2,030,374.76	0.10	359	41.20	12.633	630	99.21
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Original Loan-to-Value Ratios*

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 25.00	14	$1,153,294.86	0.06%	350	33.34	6.971	598	20.11
25.01 - 30.00	19	2,250,842.24	0.11	355	31.50	6.994	605	27.80
30.01 - 35.00	21	2,634,025.30	0.13	342	35.11	6.627	612	33.01
35.01 - 40.00	39	5,619,851.16	0.28	345	33.50	7.096	604	37.99
40.01 - 45.00	58	8,237,251.78	0.41	344	38.16	7.036	600	43.07
45.01 - 50.00	117	17,511,451.93	0.88	350	38.12	6.866	602	47.99
50.01 - 55.00	113	18,253,683.61	0.91	351	38.13	6.930	590	52.72
55.01 - 60.00	220	36,136,604.21	1.81	354	35.91	7.182	596	57.98
60.01 - 65.00	418	74,644,040.16	3.73	356	38.48	7.226	588	63.53
65.01 - 70.00	584	105,993,462.06	5.30	356	37.95	7.226	590	68.80
70.01 - 75.00	1,006	184,010,476.57	9.20	357	38.85	7.312	587	73.94
75.01 - 80.00	2,645	474,532,498.92	23.73	358	37.55	7.082	617	79.61
80.01 - 85.00	1,632	292,948,884.60	14.65	357	37.77	7.216	598	84.50
85.01 - 90.00	3,291	575,694,711.91	28.78	358	36.13	7.636	613	89.69
90.01 - 95.00	810	160,874,649.24	8.04	358	39.07	7.694	637	94.76
95.01 >=	624	39,504,269.91	1.98	357	38.17	10.231	670	99.98
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500 - 519	642	$94,053,353.15	4.70%	358	40.64	8.368	509	76.46
520 - 539	1,037	167,187,628.15	8.36	357	39.59	8.060	530	77.51
540 - 559	1,308	221,495,826.03	11.07	357	39.19	7.807	551	79.79
560 - 579	1,140	200,433,061.29	10.02	358	38.38	7.647	569	81.02
580 - 599	1,244	216,532,887.29	10.83	357	37.86	7.329	589	81.79
600 - 619	1,431	251,930,559.31	12.60	357	37.15	7.264	609	83.81
620 - 639	1,442	246,118,593.42	12.31	358	37.15	7.195	629	83.15
640 - 659	1,112	195,213,036.61	9.76	357	36.33	7.080	650	83.22
660 - 679	791	141,699,843.84	7.08	356	35.69	7.030	669	83.36
680 - 699	549	96,721,714.74	4.84	357	35.46	7.016	689	84.94
700 - 719	387	69,579,235.38	3.48	358	35.61	6.967	708	82.74
720 - 739	244	44,532,856.91	2.23	357	32.49	7.147	729	85.91
740 - 759	139	25,390,441.16	1.27	355	34.18	6.837	750	82.04
760 - 779	93	19,491,235.36	0.97	358	34.05	6.657	768	82.02
780 - 799	37	7,790,462.31	0.39	357	36.35	6.237	786	77.21
800 - 819	15	1,829,263.51	0.09	356	30.69	6.751	806	80.97
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 20.00	1,265	$185,358,764.93	9.27%	356	13.97	7.536	627	81.74
20.01 - 25.00	983	138,043,278.49	6.90	356	22.90	7.573	619	81.68
25.01 - 30.00	1,060	160,308,270.76	8.02	356	28.13	7.400	614	81.14
30.01 - 35.00	1,419	225,654,582.66	11.28	357	33.13	7.375	611	81.42
35.01 - 40.00	1,883	304,575,420.93	15.23	357	38.10	7.453	612	82.54
40.01 - 45.00	2,449	455,276,992.51	22.76	358	43.09	7.358	616	82.70
45.01 - 50.00	2,222	454,982,160.79	22.75	357	48.14	7.361	594	83.26
50.01 - 55.00	330	75,800,527.39	3.79	357	53.12	7.216	583	68.08
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	2,082	$617,834,108.81	30.89%	358	39.61	6.833	612	78.59
Florida	1,414	207,131,810.56	10.36	357	37.24	7.600	611	82.93
New York	459	140,798,278.59	7.04	358	38.56	7.323	619	82.17
Illinois	663	110,666,268.95	5.53	358	37.63	7.746	620	84.27
Arizona	640	78,651,724.76	3.93	356	35.79	7.566	614	83.89
Michigan	743	77,815,733.35	3.89	358	35.27	8.104	595	84.41
New Jersey	275	68,452,351.68	3.42	358	36.65	7.509	609	82.58
Maryland	303	61,408,091.71	3.07	358	38.42	7.330	603	80.65
Nevada	298	59,032,118.24	2.95	358	36.51	7.480	613	82.42
Texas	464	57,932,243.62	2.90	353	32.72	8.099	598	84.28
Ohio	568	49,660,417.16	2.48	355	35.89	7.699	590	84.08
Georgia	282	39,243,595.64	1.96	357	33.63	8.159	613	86.71
Washington	213	35,512,906.09	1.78	356	39.35	7.405	612	83.61
Pennsylvania	298	34,274,528.32	1.71	354	35.65	7.878	590	83.20
Minnesota	187	33,309,933.79	1.67	359	37.01	7.564	611	83.22
Massachusetts	126	29,167,565.21	1.46	357	36.27	7.198	636	81.80
Colorado	174	28,532,189.18	1.43	357	37.88	7.342	605	84.54
Indiana	346	27,953,807.68	1.40	356	33.17	7.924	609	85.86
Missouri	264	25,899,166.38	1.29	357	34.42	8.172	593	85.18
Connecticut	108	22,243,649.52	1.11	358	33.78	7.352	610	80.60
Wisconsin	169	19,281,911.47	0.96	358	38.26	8.343	598	84.13
Tennessee	176	15,644,682.49	0.78	354	34.82	7.910	596	84.67
Utah	114	14,233,983.97	0.71	358	35.58	7.447	625	82.86
Hawaii	43	14,167,638.30	0.71	359	40.06	6.648	630	79.35
Oregon	93	13,615,606.40	0.68	357	34.03	7.526	617	79.87
Louisiana	131	12,893,159.18	0.64	352	33.18	7.970	596	84.85
Alabama	137	12,750,122.04	0.64	357	33.67	8.316	605	84.52
North Carolina	119	11,490,693.88	0.57	355	34.30	8.001	605	82.68
South Carolina	115	9,337,665.60	0.47	348	40.13	7.855	594	80.86
Kentucky	81	8,062,274.14	0.40	357	35.06	7.908	595	83.66
New Mexico	57	7,781,962.31	0.39	356	36.20	7.903	638	83.81
Rhode Island	44	7,641,143.13	0.38	359	37.86	8.104	616	80.26
Iowa	71	6,511,643.64	0.33	356	34.73	7.803	594	82.98
Mississippi	61	5,676,307.03	0.28	358	35.95	8.126	585	82.79
Oklahoma	59	5,539,405.05	0.28	355	35.54	8.100	592	85.98
Alaska	25	4,412,517.95	0.22	359	35.69	7.707	615	86.53
Kansas	36	3,877,330.90	0.19	356	36.03	8.303	583	85.27
Idaho	32	3,755,592.49	0.19	355	32.55	7.408	616	83.03
Nebraska	40	3,252,244.48	0.16	342	36.05	7.919	601	79.62
New Hampshire	17	3,124,804.74	0.16	359	37.34	7.276	588	81.47
Maine	20	2,820,156.77	0.14	359	37.82	7.632	593	82.39
Arkansas	19	2,434,234.72	0.12	354	31.00	8.079	622	83.55
Delaware	15	2,111,186.88	0.11	359	34.05	7.595	605	83.84
Vermont	7	1,618,831.48	0.08	359	33.96	6.598	614	81.37
South Dakota	6	906,680.97	0.05	359	26.75	8.015	585	80.16
Wyoming	8	735,842.76	0.04	359	37.32	7.873	586	82.27
Montana	5	464,956.08	0.02	334	36.12	7.965	608	77.72
North Dakota	4	336,930.37	0.02	359	35.57	7.861	630	86.95
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Owner Occupied	9,767	$1,762,426,753.25	88.12%	357	38.86	7.330	605	81.45
Non-Owner Occupied	1,739	218,585,357.06	10.93	357	26.23	8.020	646	84.61
Second Home	105	18,987,888.15	0.95	358	35.45	7.191	652	83.98
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Full	6,407	$1,000,965,961.77	50.05%	357	37.97	7.183	596	80.87
Stated	4,389	832,640,425.25	41.63	358	37.81	7.702	629	82.89
Limited	815	166,393,611.44	8.32	358	32.48	7.245	600	82.16
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Refinance-Debt Consolidation Cash Out**	6,791	$1,274,462,959.21	63.72%	357	38.43	7.277	596	79.68
Refinance-Debt Consolidation No Cash Out***	621	94,659,757.05	4.73	354	37.64	7.234	611	81.12
Purchase	4,199	630,877,282.20	31.54	358	35.42	7.688	638	86.25
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
1	7,884	$1,320,203,395.41	66.01%	357	36.71	7.253	626	83.40
2	863	173,193,925.99	8.66	357	38.84	7.472	582	82.16
3	893	159,356,802.88	7.97	358	38.19	7.453	576	80.31
4	748	125,068,415.71	6.25	357	38.92	7.856	568	79.01
5	423	76,958,889.23	3.85	358	39.32	8.048	556	70.57
6	139	23,398,572.54	1.17	358	40.72	9.476	556	66.15
A+	338	65,130,683.44	3.26	357	37.71	7.163	622	80.87
A	104	18,632,070.12	0.93	357	38.96	7.131	615	79.50
A-	38	5,670,756.20	0.28	359	38.96	8.309	549	75.18
B	48	8,016,265.10	0.40	359	40.74	8.292	565	74.94
C	42	7,182,409.51	0.36	359	41.76	9.349	539	69.45
C-	91	17,187,812.33	0.86	357	42.68	8.566	578	79.89
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

* Letters correspond to risk categories of Olympus Mortgage Company and numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
Single Family Detached	8,134	$1,402,490,778.82	70.12%	357	37.85	7.388	604	81.87
PUD Detached	914	205,510,162.93	10.28	358	37.91	7.402	611	83.19
Two-to Four-Family	844	170,380,715.22	8.52	357	34.12	7.535	635	82.24
Condominium	660	111,096,371.45	5.55	358	36.81	7.429	626	82.68
Manufactured Housing	1,018	104,510,151.91	5.23	353	37.33	7.380	620	76.61
PUD Attached	31	4,435,800.32	0.22	359	33.40	7.342	642	85.40
Single Family Attached	10	1,576,017.81	0.08	359	42.71	8.142	602	87.33
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
0	3,538	$589,683,406.49	29.48%	357	37.04	7.735	614	83.48
12	382	97,021,107.37	4.85	358	36.99	7.472	623	81.37
24	3,801	672,741,440.44	33.64	359	37.50	7.492	603	82.09
36	3,890	640,554,044.16	32.03	355	37.83	6.997	612	80.07
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
11.000 - 11.499	96	$25,658,780.06	1.60%	359	38.28	5.342	631	79.30
11.500 - 11.999	447	115,576,497.62	7.22	359	39.00	5.770	630	78.83
12.000 - 12.499	723	168,233,439.91	10.51	359	37.51	6.244	629	79.87
12.500 - 12.999	1,325	288,710,420.26	18.04	359	38.04	6.756	620	81.62
13.000 - 13.499	1,218	229,097,474.25	14.32	359	37.50	7.243	612	82.67
13.500 - 13.999	1,697	298,736,407.79	18.67	359	37.63	7.743	595	83.48
14.000 - 14.499	1,147	177,603,007.68	11.10	359	36.73	8.227	593	85.42
14.500 - 14.999	1,059	159,530,626.28	9.97	359	35.89	8.708	585	85.71
15.000 - 15.499	514	68,798,482.93	4.30	359	36.50	9.211	575	84.81
15.500 - 15.999	306	39,648,669.20	2.48	359	36.35	9.709	566	83.05
16.000 - 16.499	102	13,274,638.97	0.83	359	40.12	10.247	543	77.04
16.500 - 16.999	63	8,514,693.50	0.53	359	36.69	10.728	544	73.09
17.000 - 17.499	23	2,736,307.93	0.17	352	36.80	11.219	531	66.89
17.500 - 17.999	20	2,577,142.60	0.16	358	39.91	11.767	525	62.73
18.000 - 18.499	10	1,251,151.07	0.08	359	39.08	12.118	516	70.37
Total:	**8,750**	**$1,599,947,740.05**	**100.00%**	**359**	**37.45**	**7.469**	**605**	**82.55**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 5.499	96	$25,658,780.06	1.60%	359	38.28	5.342	631	79.30
5.500 - 5.999	447	115,576,497.62	7.22	359	39.00	5.770	630	78.83
6.000 - 6.499	723	168,233,439.91	10.51	359	37.51	6.244	629	79.87
6.500 - 6.999	1,325	288,710,420.26	18.04	359	38.04	6.756	620	81.62
7.000 - 7.499	1,218	229,097,474.25	14.32	359	37.50	7.243	612	82.67
7.500 - 7.999	1,697	298,736,407.79	18.67	359	37.63	7.743	595	83.48
8.000 - 8.499	1,147	177,603,007.68	11.10	359	36.73	8.227	593	85.42
8.500 - 8.999	1,059	159,530,626.28	9.97	359	35.89	8.708	585	85.71
9.000 - 9.499	514	68,798,482.93	4.30	359	36.50	9.211	575	84.81
9.500 - 9.999	306	39,648,669.20	2.48	359	36.35	9.709	566	83.05
10.000 - 10.499	102	13,274,638.97	0.83	359	40.12	10.247	543	77.04
10.500 - 10.999	63	8,514,693.50	0.53	359	36.69	10.728	544	73.09
11.000 - 11.499	23	2,736,307.93	0.17	352	36.80	11.219	531	66.89
11.500 - 11.999	20	2,577,142.60	0.16	358	39.91	11.767	525	62.73
12.000 - 12.499	10	1,251,151.07	0.08	359	39.08	12.118	516	70.37
Total:	**8,750**	**$1,599,947,740.05**	**100.00%**	**359**	**37.45**	**7.469**	**605**	**82.55**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.749	7	$797,226.92	0.05%	356	40.24	7.594	627	87.70
5.000 - 5.249	470	89,269,167.58	5.58	358	37.37	7.578	619	83.69
5.250 - 5.499	1	421,725.35	0.03	359	50.00	8.150	599	89.81
5.500 - 5.749	404	71,038,057.36	4.44	359	38.61	7.742	601	82.84
5.750 - 5.999	7	1,162,158.18	0.07	359	36.41	7.955	613	89.72
6.000 - 6.249	7,644	1,401,303,069.62	87.58	359	37.30	7.413	605	82.57
6.250 - 6.499	25	3,683,231.04	0.23	359	40.34	8.561	572	85.44
6.500 - 6.749	80	11,570,366.37	0.72	359	38.54	8.424	567	80.27
6.750 - 6.999	14	2,299,218.59	0.14	359	39.75	8.128	606	87.28
7.000 - 7.249	98	18,403,519.04	1.15	359	43.06	9.231	559	73.88
Total:	**8,750**	**$1,599,947,740.05**	**100.00%**	**359**	**37.45**	**7.469**	**605**	**82.55**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
May 2006	1	$153,074.27	0.01%	351	31.00	11.000	521	64.58
June 2006	8	1,269,016.89	0.08	352	31.94	7.285	609	84.93
July 2006	20	2,451,894.11	0.15	353	41.44	7.790	633	83.84
August 2006	22	2,733,367.61	0.17	354	32.63	7.400	666	84.30
September 2006	16	2,458,408.22	0.15	355	41.03	7.750	616	88.38
October 2006	24	3,602,186.62	0.23	356	35.31	8.063	609	84.30
November 2006	38	6,807,793.94	0.43	357	36.60	7.894	604	81.43
December 2006	790	124,200,116.08	7.76	358	38.26	7.470	602	82.27
January 2007	5,548	1,034,818,718.16	64.68	359	37.53	7.491	602	82.47
February 2007	6	710,586.09	0.04	360	25.98	6.850	640	81.15
June 2007	3	452,654.86	0.03	352	35.95	6.358	683	77.44
July 2007	7	609,762.35	0.04	353	31.59	7.560	632	82.28
August 2007	6	769,373.96	0.05	354	31.49	7.289	642	88.63
September 2007	2	407,532.74	0.03	355	41.58	8.022	629	90.63
October 2007	9	1,546,088.37	0.10	356	37.59	7.546	617	81.81
November 2007	20	3,874,164.92	0.24	357	39.33	6.935	610	82.17
December 2007	233	36,147,289.07	2.26	358	37.72	7.489	604	81.29
January 2008	1,994	375,986,418.97	23.50	359	36.98	7.396	613	82.93
February 2008	3	949,292.82	0.06	360	44.18	7.577	592	76.34
Total:	**8,750**	**$1,599,947,740.05**	**100.00%**	**359**	**37.45**	**7.469**	**605**	**82.55**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	8,750	$1,599,947,740.05	100.00%	359	37.45	7.469	605	82.55
Total:	**8,750**	**$1,599,947,740.05**	**100.00%**	**359**	**37.45**	**7.469**	**605**	**82.55**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	8,750	$1,599,947,740.05	100.00%	359	37.45	7.469	605	82.55
Total:	**8,750**	**$1,599,947,740.05**	**100.00%**	**359**	**37.45**	**7.469**	**605**	**82.55**

Loan Source

LOAN SOURCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Wholesale	11,503	$1,983,237,469.45	99.16%	357	37.43	7.399	610	81.85
Correspondent	108	16,762,529.01	0.84	354	39.15	8.041	584	78.02
Total:	**11,611**	**$1,999,999,998.46**	**100.00%**	**357**	**37.45**	**7.404**	**610**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	5,021	
Aggregate Current Principal Balance:	$793,249,911.31	$19,994.76 to $611,483.31
Average Current Principal Balance:	$157,986.44	
Aggregate Original Principal Balance:	$794,033,620.00	$20,000.00 to $612,000.00
Average Original Principal Balance:	$158,142.53	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	98.69%	
Wtd. Avg. Gross Coupon:	7.462%	5.200% to 12.900%
Wtd. Avg. Original Term (months):	359	180 to 360
Wtd. Avg. Remaining Term (months):	357	176 to 360
Wtd. Avg. Margin (ARM Loans Only):	5.927%	4.500% to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.473%	11.200% to 18.300%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.473%	5.200% to 12.300%
Wtd. Avg. Original Combined LTV [1]:	80.26%	13.08% to 100.00%
Wtd. Avg. Borrower FICO:	607	500 to 813
Geographic Distribution (Top 5):	CA 24.55%	
	FL 11.69%	
	IL 7.91%	
	NY 6.43%	
	AZ 4.03%	

[1] The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2-yr Fixed/Adjustable Rate	3,017	$495,358,503.63	62.45%	359	39.22	7.501	602	80.60
3-yr Fixed/Adjustable Rate	1,079	185,199,383.37	23.35	358	38.53	7.398	611	80.85
Fixed	925	112,692,024.31	14.21	351	39.34	7.393	622	77.80
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV[1] (%)*
0.01 - 50,000.00	232	$8,414,079.00	1.06%	353	37.47	10.615	644	94.71
50,000.01 - 100,000.00	1,209	92,559,234.00	11.66	355	36.35	8.160	598	81.23
100,000.01 - 150,000.00	1,266	158,410,006.00	19.95	357	37.90	7.534	607	80.65
150,000.01 - 200,000.00	934	162,425,700.00	20.46	357	38.59	7.521	601	79.08
200,000.01 - 250,000.00	610	136,376,892.00	17.18	358	40.02	7.299	605	80.03
250,000.01 - 300,000.00	406	111,220,111.00	14.01	358	40.64	7.274	608	79.93
300,000.01 - 350,000.00	280	91,000,994.00	11.46	358	41.09	6.907	615	79.93
350,000.01 - 400,000.00	50	18,394,730.00	2.32	359	39.56	6.933	639	80.44
400,000.01 - 450,000.00	23	9,770,874.00	1.23	359	40.70	7.013	628	82.34
450,000.01 - 500,000.00	9	4,315,000.00	0.54	359	44.83	6.628	654	77.08
500,000.01 - 550,000.00	1	534,000.00	0.07	359	27.00	5.990	626	82.15
600,000.01 - 650,000.00	1	612,000.00	0.08	359	41.00	6.850	739	85.00
Total:	**5,021**	**$794,033,620.00**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

*Based on the original balances of the Mortgage Loans.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01 - 50,000.00	233	$8,439,984.86	1.06%	353	37.50	10.602	644	94.36
50,000.01 - 100,000.00	1,208	92,417,941.24	11.65	355	36.34	8.161	598	81.26
100,000.01 - 150,000.00	1,266	158,254,858.92	19.95	357	37.89	7.534	607	80.65
150,000.01 - 200,000.00	934	162,274,337.08	20.46	357	38.59	7.521	601	79.08
200,000.01 - 250,000.00	610	136,252,572.17	17.18	358	40.02	7.300	605	80.03
250,000.01 - 300,000.00	409	112,010,830.98	14.12	358	40.67	7.270	608	79.88
300,000.01 - 350,000.00	277	90,008,581.06	11.35	358	41.06	6.908	614	80.00
350,000.01 - 400,000.00	50	18,374,348.01	2.32	359	39.56	6.933	639	80.44
400,000.01 - 450,000.00	23	9,760,917.68	1.23	359	40.70	7.013	628	82.34
450,000.01 - 500,000.00	9	4,310,588.62	0.54	359	44.83	6.628	654	77.08
500,000.01 - 550,000.00	1	533,467.38	0.07	359	27.00	5.990	626	82.15
600,000.01 - 650,000.00	1	611,483.31	0.08	359	41.00	6.850	739	85.00
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121 - 180	31	$3,340,724.51	0.42%	179	39.86	7.392	610	66.48
181 - 240	33	3,504,609.17	0.44	238	39.49	7.394	616	77.63
301 - 360	4,957	786,404,577.63	99.14	359	39.07	7.462	607	80.33
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000 - 5.499	49	$9,573,621.37	1.21%	359	41.11	5.345	637	74.55
5.500 - 5.999	330	69,896,702.45	8.81	357	39.92	5.752	634	74.63
6.000 - 6.499	471	90,283,210.72	11.38	358	38.81	6.249	640	76.99
6.500 - 6.999	809	149,542,098.71	18.85	357	39.50	6.744	624	78.75
7.000 - 7.499	664	112,528,054.81	14.19	358	38.74	7.232	613	80.64
7.500 - 7.999	875	136,952,983.59	17.26	357	38.57	7.743	595	81.93
8.000 - 8.499	536	75,489,825.45	9.52	358	39.41	8.240	587	83.86
8.500 - 8.999	500	68,311,468.37	8.61	358	38.27	8.719	577	83.96
9.000 - 9.499	269	34,326,552.83	4.33	358	38.77	9.209	573	84.01
9.500 - 9.999	162	18,816,929.25	2.37	358	39.29	9.738	559	81.33
10.000 - 10.499	82	10,094,327.29	1.27	359	40.57	10.274	548	77.05
10.500 - 10.999	76	6,677,767.89	0.84	359	39.84	10.765	568	77.41
11.000 - 11.499	76	3,748,723.27	0.47	354	37.18	11.183	628	89.40
11.500 - 11.999	54	3,245,410.57	0.41	354	40.57	11.719	590	81.07
12.000 - 12.499	46	2,867,933.24	0.36	353	39.30	12.232	586	88.00
12.500 - 12.999	22	894,301.50	0.11	359	42.28	12.656	628	98.24
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Original Loan-to-Value Ratios*

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 25.00	6	$608,707.93	0.08%	342	42.06	6.537	616	20.05
25.01 - 30.00	9	1,029,660.18	0.13	350	32.94	7.099	601	28.25
30.01 - 35.00	13	1,954,816.60	0.25	340	37.16	6.326	621	33.35
35.01 - 40.00	24	3,009,145.54	0.38	348	39.66	7.520	581	37.48
40.01 - 45.00	31	4,552,150.86	0.57	342	39.25	7.100	590	43.03
45.01 - 50.00	54	7,965,771.23	1.00	350	38.20	6.900	608	47.91
50.01 - 55.00	57	8,805,854.65	1.11	353	39.38	7.040	583	52.80
55.01 - 60.00	96	16,958,353.21	2.14	358	38.69	7.351	583	58.08
60.01 - 65.00	193	32,938,782.03	4.15	357	39.74	7.541	579	63.45
65.01 - 70.00	261	46,506,123.62	5.86	358	39.87	7.384	580	68.64
70.01 - 75.00	443	76,631,957.30	9.66	358	40.43	7.498	574	74.00
75.01 - 80.00	1,623	274,740,968.74	34.63	358	38.71	7.077	623	79.74
80.01 - 85.00	450	73,759,040.08	9.30	358	39.06	7.461	585	84.56
85.01 - 90.00	1,123	170,069,739.93	21.44	358	38.52	7.793	608	89.71
90.01 - 95.00	349	59,019,187.66	7.44	358	39.96	7.789	634	94.78
95.01 >=	289	14,699,651.75	1.85	357	38.77	10.388	663	99.96
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500 - 519	341	$50,270,246.75	6.34%	358	42.11	8.457	509	75.43
520 - 539	513	80,896,815.61	10.20	357	40.62	8.157	530	76.72
540 - 559	542	84,477,367.02	10.65	358	39.83	7.910	551	77.84
560 - 579	418	66,822,284.91	8.42	358	39.36	7.683	569	79.52
580 - 599	486	78,568,701.70	9.90	357	38.85	7.413	589	80.65
600 - 619	583	92,538,472.95	11.67	357	38.62	7.199	609	82.04
620 - 639	633	101,026,575.50	12.74	358	39.33	7.175	629	81.69
640 - 659	530	82,392,251.93	10.39	356	38.07	7.128	649	81.69
660 - 679	359	56,380,259.84	7.11	356	37.61	7.043	669	81.49
680 - 699	228	36,849,872.13	4.65	358	37.88	7.064	689	83.49
700 - 719	180	30,214,227.87	3.81	359	37.36	6.884	708	82.14
720 - 739	107	16,366,465.87	2.06	356	36.98	7.123	729	84.26
740 - 759	55	8,457,267.85	1.07	359	38.20	6.733	750	83.51
760 - 779	30	5,353,743.97	0.67	359	37.59	6.640	768	77.65
780 - 799	10	1,467,439.66	0.18	358	32.48	6.669	787	79.26
800 - 819	6	1,167,917.75	0.15	359	33.75	6.388	806	80.46
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<=20.00	90	$12,251,979.21	1.54%	359	20.00	7.323	623	77.65
20.01 - 25.00	517	71,110,147.01	8.96	357	22.87	7.573	616	79.08
25.01 - 30.00	465	66,180,221.63	8.34	358	28.16	7.512	612	80.14
30.01 - 35.00	644	97,194,816.48	12.25	357	33.18	7.434	608	80.11
35.01 - 40.00	931	141,155,504.13	17.79	358	38.15	7.485	614	81.32
40.01 - 45.00	1,266	205,527,276.41	25.91	358	43.09	7.374	619	81.48
45.01 - 50.00	923	164,554,330.64	20.74	358	48.12	7.508	587	81.38
50.01 - 55.00	185	35,275,635.80	4.45	355	53.13	7.472	568	67.59
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[(1)] (%)
California	885	$194,745,788.57	24.55%	358	40.72	7.022	605	74.90
Florida	635	92,750,849.79	11.69	358	39.39	7.479	615	81.91
Illinois	398	62,755,020.72	7.91	357	38.83	7.579	624	82.22
New York	206	51,039,896.79	6.43	357	40.18	7.369	608	79.08
Arizona	257	31,979,521.32	4.03	357	37.56	7.433	621	83.16
New Jersey	139	30,048,513.00	3.79	357	38.75	7.567	600	81.17
Michigan	252	28,888,134.19	3.64	358	37.79	8.012	592	84.34
Nevada	155	28,658,760.92	3.61	359	38.91	7.462	610	80.83
Texas	236	25,964,296.64	3.27	352	36.75	8.147	584	82.05
Maryland	130	23,194,155.30	2.92	358	38.40	7.435	595	78.27
Minnesota	119	19,757,665.65	2.49	359	38.83	7.524	602	81.77
Georgia	129	18,701,688.01	2.36	359	35.39	8.023	611	85.32
Ohio	197	18,469,226.21	2.33	355	39.03	7.645	589	84.24
Colorado	97	15,844,782.13	2.00	357	39.36	7.263	607	85.17
Massachusetts	81	15,440,010.99	1.95	359	37.63	7.114	656	80.24
Washington	75	12,754,320.61	1.61	357	40.71	7.300	599	84.09
Pennsylvania	97	11,855,291.43	1.49	357	37.15	7.969	582	81.85
Missouri	102	10,429,493.48	1.31	357	37.25	8.125	594	85.23
Indiana	113	10,139,108.23	1.28	357	36.68	7.763	616	86.16
Wisconsin	85	9,634,942.93	1.21	359	39.25	8.314	599	81.99
Connecticut	60	9,611,647.08	1.21	359	37.32	7.217	610	77.25
Utah	74	8,352,565.20	1.05	357	36.52	7.190	634	82.73
Hawaii	22	6,152,941.63	0.78	359	44.50	6.878	605	72.63
Louisiana	50	5,198,624.54	0.66	359	34.62	7.913	596	85.44
Rhode Island	30	5,166,170.78	0.65	359	39.07	8.196	606	77.94
Alabama	49	5,112,898.57	0.64	357	36.44	8.559	606	85.02
Tennessee	39	3,984,129.76	0.50	359	39.36	7.874	589	86.30
Kentucky	34	3,934,229.88	0.50	359	39.12	7.598	603	84.55
North Carolina	37	3,702,522.98	0.47	355	35.35	8.220	595	84.15
Oklahoma	32	3,222,604.19	0.41	356	38.13	8.147	581	84.16
Mississippi	25	2,697,300.60	0.34	356	36.21	7.873	587	82.99
New Mexico	25	2,599,540.48	0.33	359	39.59	7.934	625	82.44
Iowa	23	2,447,709.48	0.31	359	35.66	7.625	598	83.63
Oregon	15	2,408,623.29	0.30	359	39.12	7.391	586	77.93
Alaska	13	2,377,938.20	0.30	359	38.63	7.579	606	85.22
Kansas	21	2,247,340.03	0.28	355	38.55	8.107	582	83.83
South Carolina	18	2,088,619.27	0.26	350	41.28	7.378	595	85.84
Maine	10	1,617,106.87	0.20	359	37.22	7.905	597	83.73
Nebraska	15	1,482,797.49	0.19	329	40.96	7.747	609	81.00
Idaho	11	1,391,030.46	0.18	359	34.85	7.427	596	81.51
New Hampshire	6	1,057,125.68	0.13	359	38.09	7.421	590	74.40
Delaware	5	961,700.63	0.12	359	39.04	7.041	589	81.29
Arkansas	7	859,920.06	0.11	359	34.45	9.144	568	76.65
Vermont	3	550,878.98	0.07	359	36.33	7.457	572	75.19
Montana	3	309,085.24	0.04	322	40.43	7.808	587	79.54
Wyoming	3	284,805.92	0.04	359	39.80	7.928	577	82.99
North Dakota	2	240,621.63	0.03	359	42.56	7.874	625	92.64
South Dakota	1	137,965.48	0.02	358	48.00	8.750	528	85.00
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Owner Occupied	4,412	$715,369,308.08	90.18%	358	39.68	7.410	603	79.93
Non-Owner Occupied	569	71,553,351.21	9.02	357	33.04	7.974	640	83.24
Second Home	40	6,327,252.02	0.8	359	38.47	7.478	650	83.70
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Full	2,590	$385,970,083.24	48.66%	357	39.46	7.294	586	79.65
Stated	2,146	360,858,590.31	45.49	358	38.81	7.656	631	81.00
Limited	285	46,421,237.76	5.85	359	37.95	7.344	594	79.60
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Refinance-Debt Consolidation Cash Out**	2,788	$471,668,123.49	59.46%	357	39.73	7.412	587	77.62
Refinance-Debt Consolidation No Cash Out***	244	37,494,911.39	4.73	353	39.65	7.286	602	81.22
Purchase	1,989	284,086,876.43	35.81	359	37.92	7.567	641	84.51
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP I COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1	3,339	$512,562,846.44	64.62%	357	38.50	7.262	626	82.19
2	338	57,783,170.23	7.28	356	39.85	7.564	574	80.36
3	352	57,363,322.34	7.23	358	38.45	7.445	577	77.92
4	307	49,680,718.15	6.26	358	40.80	7.925	561	78.71
5	241	41,683,027.50	5.25	359	40.48	8.099	552	70.65
6	88	13,201,314.21	1.66	359	40.24	9.675	554	66.06
A+	168	28,111,739.54	3.54	357	38.84	7.220	616	79.13
A	64	10,942,519.87	1.38	358	42.32	6.993	620	78.86
A-	21	3,339,770.31	0.42	359	42.70	8.450	545	75.42
B	37	5,784,532.86	0.73	359	41.56	8.316	565	73.26
C	33	5,774,322.82	0.73	359	43.33	9.416	538	68.89
C-	33	7,022,627.04	0.89	359	45.17	9.020	570	76.62
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

* Letters correspond to risk categories of Olympus Mortgage Company and numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Single Family Detached	3,781	$573,688,498.09	72.32%	357	39.20	7.474	601	80.04
Two-to Four-Family	389	82,167,342.81	10.36	357	37.85	7.408	637	80.44
PUD Detached	455	79,212,591.83	9.99	358	39.77	7.461	608	81.38
Condominium	375	55,815,083.89	7.04	358	38.87	7.429	626	80.60
PUD Attached	16	1,839,785.04	0.23	359	31.51	7.007	662	81.69
Single Family Attached	5	526,609.65	0.07	358	38.48	7.526	609	84.09
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
0	1,690	$255,577,674.91	32.22%	357	38.61	7.717	611	81.58
12	164	33,846,228.91	4.27	356	39.19	7.637	615	79.92
24	1,760	288,062,867.83	36.31	359	39.37	7.493	604	80.50
36	1,407	215,763,139.66	27.20	356	39.20	7.090	606	78.42
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP I COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
11.000 - 11.499	49	$9,573,621.37	1.41%	359	41.11	5.345	637	74.55
11.500 - 11.999	236	48,152,058.77	7.08	358	39.32	5.756	631	77.14
12.000 - 12.499	402	77,088,887.43	11.33	359	38.77	6.252	640	77.88
12.500 - 12.999	671	125,207,821.57	18.40	359	39.42	6.748	624	79.68
13.000 - 13.499	590	101,583,138.01	14.93	359	38.77	7.232	614	80.97
13.500 - 13.999	755	122,662,585.45	18.02	359	38.63	7.743	593	82.01
14.000 - 14.499	466	67,438,132.14	9.91	358	39.44	8.242	586	84.10
14.500 - 14.999	451	63,476,882.60	9.33	359	38.30	8.717	576	83.95
15.000 - 15.499	226	31,244,466.18	4.59	359	39.02	9.203	568	83.45
15.500 - 15.999	128	16,507,404.81	2.43	359	39.36	9.738	555	80.55
16.000 - 16.499	60	8,884,252.80	1.31	359	40.95	10.276	539	75.56
16.500 - 16.999	32	4,784,117.82	0.70	359	40.46	10.759	538	70.27
17.000 - 17.499	10	1,203,421.30	0.18	344	34.61	11.149	535	67.09
17.500 - 17.999	11	1,588,820.24	0.23	359	43.55	11.752	524	61.33
18.000 - 18.499	9	1,162,276.51	0.17	359	38.63	12.127	518	70.40
Total:	**4,096**	**$680,557,887.00**	**100.00%**	**359**	**39.03**	**7.473**	**605**	**80.67**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 5.499	49	$9,573,621.37	1.41%	359	41.11	5.345	637	74.55
5.500 - 5.999	236	48,152,058.77	7.08	358	39.32	5.756	631	77.14
6.000 - 6.499	402	77,088,887.43	11.33	359	38.77	6.252	640	77.88
6.500 - 6.999	671	125,207,821.57	18.40	359	39.42	6.748	624	79.68
7.000 - 7.499	590	101,583,138.01	14.93	359	38.77	7.232	614	80.97
7.500 - 7.999	755	122,662,585.45	18.02	359	38.63	7.743	593	82.01
8.000 - 8.499	466	67,438,132.14	9.91	358	39.44	8.242	586	84.10
8.500 - 8.999	451	63,476,882.60	9.33	359	38.30	8.717	576	83.95
9.000 - 9.499	226	31,244,466.18	4.59	359	39.02	9.203	568	83.45
9.500 - 9.999	128	16,507,404.81	2.43	359	39.36	9.738	555	80.55
10.000 - 10.499	60	8,884,252.80	1.31	359	40.95	10.276	539	75.56
10.500 - 10.999	32	4,784,117.82	0.70	359	40.46	10.759	538	70.27
11.000 - 11.499	10	1,203,421.30	0.18	344	34.61	11.149	535	67.09
11.500 - 11.999	11	1,588,820.24	0.23	359	43.55	11.752	524	61.33
12.000 - 12.499	9	1,162,276.51	0.17	359	38.63	12.127	518	70.40
Total:	**4,096**	**$680,557,887.00**	**100.00%**	**359**	**39.03**	**7.473**	**605**	**80.67**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.749	4	$410,755.25	0.06%	357	37.10	7.487	653	87.26
5.000 - 5.249	289	49,562,407.46	7.28	359	38.63	7.426	624	81.66
5.500 - 5.749	215	36,049,137.24	5.30	359	39.92	7.716	598	80.60
5.750 - 5.999	4	809,668.52	0.12	359	39.78	7.778	620	90.84
6.000 - 6.249	3,459	573,038,423.63	84.20	359	38.92	7.408	605	80.73
6.250 - 6.499	11	1,556,303.38	0.23	359	36.96	8.770	555	83.15
6.500 - 6.749	43	6,376,325.23	0.94	359	41.40	8.472	558	78.78
6.750 - 6.999	6	1,109,121.79	0.16	359	37.13	7.895	611	85.80
7.000 - 7.249	65	11,645,744.50	1.71	359	42.66	9.351	557	72.59
Total:	**4,096**	**$680,557,887.00**	**100.00%**	**359**	**39.03**	**7.473**	**605**	**80.67**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
May 2006	1	$153,074.27	0.02%	351	31.00	11.000	521	64.58
June 2006	2	412,593.84	0.06	352	41.31	8.103	613	93.49
July 2006	14	1,983,452.29	0.29	353	42.82	7.686	634	83.60
August 2006	15	1,847,797.14	0.27	354	35.12	7.120	650	82.44
September 2006	8	1,159,710.01	0.17	355	37.28	7.591	636	89.41
October 2006	10	1,789,252.02	0.26	356	38.14	8.270	602	81.60
November 2006	15	2,768,454.58	0.41	357	44.55	7.751	595	76.38
December 2006	351	52,694,390.38	7.74	358	39.82	7.625	596	80.72
January 2007	2,598	432,176,393.01	63.50	359	39.13	7.481	603	80.55
February 2007	3	373,386.09	0.05	360	27.41	6.277	666	83.55
June 2007	2	366,236.66	0.05	352	40.42	6.089	711	78.46
July 2007	3	260,258.56	0.04	353	29.27	7.593	654	86.09
August 2007	2	251,267.57	0.04	354	31.62	7.823	632	89.82
September 2007	2	407,532.74	0.06	355	41.58	8.022	629	90.63
October 2007	4	856,026.97	0.13	356	34.47	8.024	574	81.14
November 2007	10	1,853,550.78	0.27	357	40.75	7.483	599	79.41
December 2007	110	17,898,259.00	2.63	358	39.36	7.445	607	78.76
January 2008	946	163,306,251.09	24.00	359	38.45	7.389	611	81.05
Total:	**4,096**	**$680,557,887.00**	**100.00%**	**359**	**39.03**	**7.473**	**605**	**80.67**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	4,096	$680,557,887.00	100.00%	359	39.03	7.473	605	80.67
Total:	**4,096**	**$680,557,887.00**	**100.00%**	**359**	**39.03**	**7.473**	**605**	**80.67**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	4,096	$680,557,887.00	100.00%	359	39.03	7.473	605	80.67
Total:	**4,096**	**$680,557,887.00**	**100.00%**	**359**	**39.03**	**7.473**	**605**	**80.67**

Loan Source

LOAN SOURCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Wholesale	4,965	$785,013,542.49	98.96%	358	39.06	7.457	607	80.29
Correspondent	56	8,236,368.82	1.04	354	40.51	7.927	575	76.79
Total:	**5,021**	**$793,249,911.31**	**100.00%**	**357**	**39.07**	**7.462**	**607**	**80.26**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	4,231		
Aggregate Current Principal Balance:	$539,635,714.29		$19,993.67 to $508,880.98
Average Current Principal Balance:	$127,543.30		
Aggregate Original Principal Balance:	$540,147,795.00		$20,000.00 to $510,000.00
Average Original Principal Balance:	$127,664.33		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	98.54%		
Wtd. Avg. Gross Coupon:	7.647%		5.200% to 12.750%
Wtd. Avg. Original Term (months):	358		180 to 360
Wtd. Avg. Remaining Term (months):	356		174 to 360
Wtd. Avg. Margin (ARM Loans Only):	5.944%		4.500% to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.677%		11.200% to 18.000%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.677%		5.200% to 12.000%
Wtd. Avg. Original Combined LTV [(1)]:	84.11%		13.64% to 100.00%
Wtd. Avg. Borrower FICO:	609		500 to 813
Geographic Distribution (Top 5):	CA	17.18%	
	FL	13.42%	
	MI	6.43%	
	AZ	6.09%	
	OH	4.99%	

[(1)]The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2-yr Fixed/Adjustable Rate	2,301	$313,379,775.54	58.07%	359	33.21	7.717	601	84.69
3-yr Fixed/Adjustable Rate	825	118,329,571.18	21.93	358	33.06	7.573	616	85.76
Fixed	1,105	107,926,367.57	20.00	348	33.02	7.523	623	80.64
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV[1] (%)*
0.01 - 50,000.00	198	$7,640,074.00	1.41%	353	33.94	9.827	632	85.29
50,000.01 - 100,000.00	1,928	139,812,644.00	25.88	353	31.61	8.030	603	82.35
100,000.01 - 150,000.00	903	111,745,250.00	20.69	355	33.06	7.561	607	83.63
150,000.01 - 200,000.00	470	81,805,489.00	15.15	357	34.41	7.569	607	84.20
200,000.01 - 250,000.00	312	69,990,593.00	12.96	359	34.14	7.444	614	85.54
250,000.01 - 300,000.00	217	59,165,205.00	10.95	358	34.65	7.537	608	84.95
300,000.01 - 350,000.00	147	47,868,648.00	8.86	359	32.19	7.112	613	85.45
350,000.01 - 400,000.00	35	12,683,651.00	2.35	359	33.23	7.363	619	86.59
400,000.01 - 450,000.00	12	5,166,775.00	0.96	359	27.15	6.945	649	88.08
450,000.01 - 500,000.00	8	3,759,466.00	0.70	359	38.55	7.651	621	89.14
500,000.01 - 550,000.00	1	510,000.00	0.09	358	48.00	5.500	748	85.00
Total:	**4,231**	**$540,147,795.00**	**100.00%**	**356**	**33.14**	**7.646**	**609**	**84.11**

*Based on the original balances of the Mortgage Loans.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01 - 50,000.00	205	$7,982,440.22	1.48%	353	33.79	9.763	630	84.94
50,000.01 - 100,000.00	1,921	139,320,420.46	25.82	353	31.62	8.030	603	82.36
100,000.01 - 150,000.00	903	111,637,838.30	20.69	355	33.05	7.561	607	83.63
150,000.01 - 200,000.00	470	81,732,132.52	15.15	357	34.41	7.569	607	84.20
200,000.01 - 250,000.00	312	69,923,773.46	12.96	359	34.14	7.444	614	85.54
250,000.01 - 300,000.00	217	59,113,488.44	10.95	358	34.65	7.538	608	84.95
300,000.01 - 350,000.00	147	47,826,343.46	8.86	359	32.19	7.112	613	85.45
350,000.01 - 400,000.00	35	12,672,046.18	2.35	359	33.23	7.364	619	86.59
400,000.01 - 450,000.00	12	5,162,063.74	0.96	359	27.15	6.945	649	88.08
450,000.01 - 500,000.00	8	3,756,286.53	0.70	359	38.55	7.652	621	89.14
500,000.01 - 550,000.00	1	508,880.98	0.09	358	48.00	5.500	748	85.00
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121 - 180	62	$5,001,294.96	0.93%	179	29.72	7.340	610	69.81
181 - 240	36	3,548,239.05	0.66	239	32.77	7.154	620	77.26
301 - 360	4,133	531,086,180.28	98.42	359	33.17	7.653	609	84.29
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000 - 5.499	22	$4,442,596.06	0.82%	359	33.22	5.326	642	82.67
5.500 - 5.999	178	31,544,150.22	5.85	355	32.44	5.771	644	77.84
6.000 - 6.499	300	43,967,806.52	8.15	353	33.41	6.250	630	79.65
6.500 - 6.999	649	94,946,919.92	17.59	356	33.96	6.763	621	82.07
7.000 - 7.499	575	76,590,017.68	14.19	357	33.02	7.238	614	84.08
7.500 - 7.999	733	99,029,281.13	18.35	357	33.67	7.749	601	85.44
8.000 - 8.499	551	68,371,980.28	12.67	356	32.01	8.225	599	86.31
8.500 - 8.999	519	60,396,664.99	11.19	357	32.13	8.712	591	86.89
9.000 - 9.499	259	26,158,527.07	4.85	357	32.65	9.217	588	86.85
9.500 - 9.999	193	18,414,152.27	3.41	358	32.05	9.689	579	86.04
10.000 - 10.499	51	4,426,728.39	0.82	357	36.27	10.217	569	83.83
10.500 - 10.999	55	4,028,716.16	0.75	359	37.15	10.678	571	83.69
11.000 - 11.499	49	2,744,249.35	0.51	354	36.12	11.223	615	86.70
11.500 - 11.999	47	2,587,161.15	0.48	356	37.14	11.738	608	86.70
12.000 - 12.499	34	1,320,570.04	0.24	358	37.36	12.247	623	97.98
12.500 - 12.999	16	666,193.06	0.12	358	39.89	12.601	633	99.97
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Original Loan-to-Value Ratios*

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 25.00	8	$544,586.93	0.10%	359	23.59	7.457	577	20.18
25.01 - 30.00	8	681,698.85	0.13	359	27.31	7.451	617	28.46
30.01 - 35.00	8	679,208.70	0.13	347	29.20	7.492	587	32.04
35.01 - 40.00	12	985,942.79	0.18	314	23.54	7.518	579	37.97
40.01 - 45.00	19	1,885,632.33	0.35	349	40.52	6.952	601	42.60
45.01 - 50.00	44	4,134,651.81	0.77	340	31.94	6.864	597	47.65
50.01 - 55.00	37	4,554,694.05	0.84	343	35.27	7.162	595	52.45
55.01 - 60.00	70	8,179,507.40	1.52	347	26.48	7.487	594	58.11
60.01 - 65.00	128	14,673,627.71	2.72	353	31.93	7.401	580	63.69
65.01 - 70.00	169	20,755,158.47	3.85	349	32.35	7.342	588	68.94
70.01 - 75.00	278	34,121,649.39	6.32	356	32.80	7.393	587	74.04
75.01 - 80.00	569	68,607,546.14	12.71	357	29.34	7.344	609	79.55
80.01 - 85.00	761	101,094,793.62	18.73	357	35.74	7.400	598	84.56
85.01 - 90.00	1,585	213,711,536.78	39.60	358	32.38	7.799	613	89.75
90.01 - 95.00	315	52,567,843.20	9.74	359	37.31	7.805	632	94.83
95.01 >=	220	12,457,636.12	2.31	357	36.63	10.200	672	100.00
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500 - 519	214	$25,261,123.32	4.68%	358	38.70	8.510	510	77.98
520 - 539	342	40,747,889.93	7.55	355	36.22	8.145	530	79.84
540 - 559	498	63,495,039.89	11.77	356	36.31	7.956	551	82.27
560 - 579	434	56,109,701.23	10.40	358	34.44	7.878	569	83.27
580 - 599	487	62,322,293.78	11.55	356	34.80	7.550	589	83.81
600 - 619	550	74,209,208.96	13.75	356	33.44	7.505	609	85.92
620 - 639	507	63,590,977.07	11.78	356	32.50	7.370	628	85.10
640 - 659	378	48,989,842.27	9.08	356	31.08	7.421	650	85.92
660 - 679	277	34,862,856.96	6.46	356	30.47	7.503	668	86.24
680 - 699	222	27,347,402.76	5.07	356	28.08	7.327	689	87.35
700 - 719	128	15,475,385.88	2.87	357	28.40	7.531	710	85.32
720 - 739	88	12,802,143.15	2.37	357	23.89	7.236	730	87.11
740 - 759	52	7,157,494.43	1.33	356	26.59	7.214	750	85.85
760 - 779	35	5,294,643.18	0.98	359	26.96	6.994	770	83.60
780 - 799	13	1,475,395.58	0.27	349	21.09	6.409	788	83.56
800 - 819	6	494,315.90	0.09	359	24.42	6.810	806	81.19
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 20.00	943	$122,912,634.83	22.78%	356	13.50	7.610	629	82.36
20.01 - 25.00	334	36,333,458.99	6.73	353	22.96	7.761	621	84.89
25.01 - 30.00	407	44,480,087.70	8.24	356	28.15	7.588	610	82.97
30.01 - 35.00	494	57,519,861.48	10.66	357	33.17	7.684	606	84.45
35.01 - 40.00	597	73,872,786.71	13.69	356	38.09	7.757	605	84.84
40.01 - 45.00	670	90,416,017.53	16.76	358	43.03	7.689	603	85.89
45.01 - 50.00	731	106,670,587.96	19.77	356	48.09	7.555	592	85.29
50.01 - 55.00	55	7,430,279.09	1.38	359	53.18	7.461	571	67.83
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	455	$92,716,615.43	17.18%	357	34.43	7.096	610	80.06
Florida	566	72,397,428.49	13.42	355	34.72	7.616	607	83.35
Michigan	398	34,692,859.92	6.43	357	33.51	8.114	597	84.83
Arizona	276	32,840,350.92	6.09	355	34.17	7.413	619	85.72
Ohio	325	26,952,312.06	4.99	354	33.46	7.727	590	84.24
Illinois	194	26,520,051.28	4.91	358	33.24	7.986	619	88.25
New York	107	25,619,591.05	4.75	358	31.61	7.535	630	85.98
Texas	177	19,625,927.37	3.64	353	26.71	8.234	606	86.32
Maryland	115	18,319,076.21	3.39	358	36.63	7.593	593	82.89
Pennsylvania	161	16,218,018.92	3.01	351	33.97	7.824	590	83.25
New Jersey	81	15,924,473.03	2.95	357	29.39	7.829	606	84.31
Nevada	87	14,968,941.38	2.77	359	33.89	7.467	620	84.80
Georgia	108	14,116,521.51	2.62	357	29.37	8.216	623	88.74
Indiana	191	13,807,316.19	2.56	356	30.74	8.026	604	86.03
Missouri	127	11,735,568.06	2.17	357	32.15	8.165	595	86.49
Washington	74	10,226,366.61	1.90	355	36.92	7.175	633	83.66
Tennessee	95	8,167,491.51	1.51	356	32.54	7.896	601	84.98
Colorado	54	8,017,856.53	1.49	357	33.92	7.279	607	84.63
Wisconsin	72	7,876,650.35	1.46	356	36.48	8.474	601	87.91
Oregon	46	6,776,860.10	1.26	359	33.44	7.193	628	80.84
Connecticut	32	6,006,626.83	1.11	356	23.86	7.647	625	84.58
Minnesota	39	5,706,410.54	1.06	359	31.43	7.664	618	86.20
Louisiana	57	5,464,669.36	1.01	349	32.71	8.141	592	84.74
Alabama	56	4,903,638.39	0.91	359	28.31	8.285	607	86.55
Hawaii	13	3,750,162.51	0.69	359	34.64	6.484	654	82.89
Kentucky	41	3,685,072.50	0.68	354	31.87	8.096	587	83.34
Utah	28	3,537,105.50	0.66	359	30.46	7.997	615	88.37
Massachusetts	16	3,296,361.76	0.61	359	27.69	7.528	594	79.84
Iowa	36	3,071,111.69	0.57	358	33.94	7.796	588	83.13
North Carolina	24	2,628,911.22	0.49	353	29.23	7.528	625	86.33
New Hampshire	11	2,067,679.06	0.38	358	36.96	7.201	586	85.08
Rhode Island	12	2,014,035.82	0.37	359	34.65	7.702	636	83.98
Oklahoma	23	1,960,566.41	0.36	351	32.06	7.965	613	88.46
Idaho	16	1,947,577.15	0.36	352	30.06	7.412	622	84.24
South Carolina	19	1,901,815.46	0.35	359	36.88	7.261	610	84.40
Mississippi	20	1,735,759.80	0.32	359	33.62	8.498	581	84.92
Alaska	10	1,531,640.49	0.28	359	33.87	7.389	615	86.81
New Mexico	12	1,481,317.01	0.27	358	28.72	7.990	642	87.56
Kansas	13	1,269,436.98	0.24	359	34.81	8.755	575	86.97
Nebraska	17	1,193,433.26	0.22	350	30.08	7.815	596	77.55
Maine	9	1,104,116.33	0.20	359	39.14	7.199	586	81.10
Delaware	9	1,086,516.91	0.20	359	29.10	7.972	617	85.73
Arkansas	3	226,559.17	0.04	310	15.83	7.366	655	85.56
South Dakota	2	213,800.53	0.04	359	31.64	7.820	590	81.49
Vermont	1	126,877.16	0.02	359	19.00	6.150	649	55.22
Wyoming	1	107,926.79	0.02	359	42.00	7.950	543	90.00
North Dakota	2	96,308.74	0.02	359	18.10	7.826	643	72.72
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Owner Occupied	3,249	$427,083,706.51	79.14%	356	35.94	7.552	599	83.74
Non-Owner Occupied	940	105,978,012.01	19.64	358	21.97	8.058	647	85.53
Second Home	42	6,573,995.77	1.22	357	30.93	7.173	652	85.74
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Full	2,483	$302,812,386.87	56.11%	356	34.77	7.360	598	83.19
Stated	1,447	191,220,804.55	35.44	357	32.22	8.147	626	85.67
Limited	301	45,602,522.87	8.45	358	26.18	7.449	605	83.68
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Refinance-Debt Consolidation Cash Out**	2,525	$335,104,347.54	62.10%	356	34.49	7.458	596	81.67
Refinance-Debt Consolidation No Cash Out***	239	28,052,875.75	5.20	351	34.43	7.474	608	83.57
Purchase	1,467	176,478,491.00	32.70	358	30.38	8.032	633	88.83
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1	2,934	$368,846,712.85	68.35%	356	32.32	7.527	623	85.58
2	318	47,622,807.24	8.82	357	35.13	7.674	586	83.81
3	358	43,617,220.69	8.08	357	35.44	7.710	574	83.26
4	271	35,153,897.39	6.51	356	35.25	7.980	571	80.77
5	123	15,269,598.62	2.83	356	34.00	8.159	559	69.94
6	31	3,984,852.31	0.74	356	33.45	10.205	539	66.96
A+	102	13,231,454.79	2.45	356	32.51	7.708	613	82.95
A	27	3,891,138.18	0.72	356	31.83	7.602	595	80.66
A-	15	1,485,489.22	0.28	359	33.87	8.956	533	74.96
B	7	988,141.28	0.18	359	30.51	8.977	544	75.06
C	7	927,300.55	0.17	359	32.26	8.608	547	70.48
C-	38	4,617,101.17	0.86	356	40.40	8.842	557	79.26
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

* Letters correspond to risk categories of Olympus Mortgage Company and numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Single Family Detached	3,000	$362,209,868.72	67.12%	356	33.33	7.720	599	84.69
Two-to Four-Family	353	54,456,482.47	10.09	357	27.81	7.861	632	83.90
Manufactured Housing	405	50,640,030.54	9.38	355	37.71	6.775	639	76.60
PUD Detached	263	45,509,746.26	8.43	357	33.92	7.661	613	87.13
Condominium	197	25,184,072.33	4.67	358	31.61	7.851	623	85.68
PUD Attached	11	1,507,354.81	0.28	359	30.43	7.844	615	89.52
Single Family Attached	2	128,159.16	0.02	359	19.32	7.214	598	63.32
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
0	1,120	$147,176,411.41	27.27%	357	33.08	7.948	613	85.95
12	117	20,856,646.99	3.86	358	29.13	7.837	642	86.18
24	1,353	178,570,386.98	33.09	359	32.77	7.738	602	84.11
36	1,641	193,032,268.91	35.77	354	33.96	7.311	608	82.49
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
11.000 - 11.499	22	$4,442,596.06	1.03%	359	33.22	5.326	642	82.67
11.500 - 11.999	108	20,351,163.79	4.71	359	33.57	5.769	635	80.09
12.000 - 12.499	192	30,475,662.55	7.06	358	32.30	6.237	628	81.43
12.500 - 12.999	459	71,121,154.33	16.47	359	33.93	6.768	619	83.61
13.000 - 13.499	423	60,329,716.28	13.97	359	32.91	7.245	611	85.07
13.500 - 13.999	595	85,451,660.03	19.79	359	33.97	7.750	602	85.82
14.000 - 14.499	466	61,020,316.88	14.13	358	32.38	8.225	599	86.89
14.500 - 14.999	428	52,401,640.78	12.14	358	32.48	8.713	592	87.70
15.000 - 15.499	212	23,007,892.68	5.33	358	32.80	9.214	587	87.26
15.500 - 15.999	139	14,703,270.02	3.41	359	31.63	9.690	569	84.83
16.000 - 16.499	36	3,597,479.00	0.83	359	36.97	10.203	558	81.33
16.500 - 16.999	27	2,822,184.21	0.65	359	37.10	10.657	537	77.20
17.000 - 17.499	10	974,872.15	0.23	359	32.49	11.247	526	67.97
17.500 - 17.999	8	920,863.40	0.21	358	33.70	11.794	525	66.08
18.000 - 18.499	1	88,874.56	0.02	359	45.00	12.000	502	70.00
Total:	**3,126**	**$431,709,346.72**	**100.00%**	**358**	**33.17**	**7.677**	**605**	**84.98**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 5.499	22	$4,442,596.06	1.03%	359	33.22	5.326	642	82.67
5.500 - 5.999	108	20,351,163.79	4.71	359	33.57	5.769	635	80.09
6.000 - 6.499	192	30,475,662.55	7.06	358	32.30	6.237	628	81.43
6.500 - 6.999	459	71,121,154.33	16.47	359	33.93	6.768	619	83.61
7.000 - 7.499	423	60,329,716.28	13.97	359	32.91	7.245	611	85.07
7.500 - 7.999	595	85,451,660.03	19.79	359	33.97	7.750	602	85.82
8.000 - 8.499	466	61,020,316.88	14.13	358	32.38	8.225	599	86.89
8.500 - 8.999	428	52,401,640.78	12.14	358	32.48	8.713	592	87.70
9.000 - 9.499	212	23,007,892.68	5.33	358	32.80	9.214	587	87.26
9.500 - 9.999	139	14,703,270.02	3.41	359	31.63	9.690	569	84.83
10.000 - 10.499	36	3,597,479.00	0.83	359	36.97	10.203	558	81.33
10.500 - 10.999	27	2,822,184.21	0.65	359	37.10	10.657	537	77.20
11.000 - 11.499	10	974,872.15	0.23	359	32.49	11.247	526	67.97
11.500 - 11.999	8	920,863.40	0.21	358	33.70	11.794	525	66.08
12.000 - 12.499	1	88,874.56	0.02	359	45.00	12.000	502	70.00
Total:	**3,126**	**$431,709,346.72**	**100.00%**	**358**	**33.17**	**7.677**	**605**	**84.98**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.749	3	$386,471.67	0.09%	354	43.58	7.707	599	88.17
5.000 - 5.249	129	21,329,305.85	4.94	357	32.88	7.748	619	87.45
5.500 - 5.749	133	16,249,385.03	3.76	359	32.59	8.128	589	83.21
5.750 - 5.999	2	271,629.70	0.06	359	27.70	8.350	591	87.19
6.000 - 6.249	2,798	386,006,948.28	89.41	359	33.12	7.633	606	85.01
6.250 - 6.499	8	888,879.37	0.21	359	41.80	9.011	577	90.61
6.500 - 6.749	27	3,133,658.23	0.73	359	33.27	8.538	564	81.15
6.750 - 6.999	5	558,222.68	0.13	359	40.01	8.036	591	92.67
7.000 - 7.249	21	2,884,845.91	0.67	359	40.45	9.072	556	72.98
Total:	**3,126**	**$431,709,346.72**	**100.00%**	**358**	**33.17**	**7.677**	**605**	**84.98**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
June 2006	4	$422,744.92	0.10%	352	36.31	7.954	575	89.15
July 2006	5	400,464.32	0.09	353	34.35	8.115	640	88.26
August 2006	4	569,033.43	0.13	354	23.61	7.869	710	90.00
September 2006	7	1,237,983.42	0.29	355	44.93	7.861	595	88.32
October 2006	11	1,456,836.97	0.34	356	30.38	7.867	601	86.50
November 2006	21	3,109,694.76	0.72	357	33.67	8.297	604	85.92
December 2006	317	36,351,380.10	8.42	358	33.11	7.679	599	84.09
January 2007	1,930	269,698,437.62	62.47	359	33.21	7.712	601	84.70
February 2007	2	133,200.00	0.03	360	8.15	8.148	707	87.13
June 2007	1	86,418.20	0.02	352	17.00	7.500	566	73.11
July 2007	4	349,503.79	0.08	353	33.32	7.535	615	79.44
August 2007	4	518,106.39	0.12	354	31.43	7.030	647	88.06
October 2007	4	295,791.56	0.07	356	36.72	6.958	627	88.29
November 2007	8	1,571,512.06	0.36	357	39.51	6.485	628	82.31
December 2007	95	11,047,566.33	2.56	358	35.18	7.762	595	85.81
January 2008	708	104,363,630.03	24.17	358	32.77	7.574	617	85.81
February 2008	1	97,042.82	0.02	359	10.00	7.850	610	90.00
Total:	**3,126**	**$431,709,346.72**	**100.00%**	**358**	**33.17**	**7.677**	**605**	**84.98**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	3,126	$431,709,346.72	100.00%	358	33.17	7.677	605	84.98
Total:	**3,126**	**$431,709,346.72**	**100.00%**	**358**	**33.17**	**7.677**	**605**	**84.98**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	3,126	$431,709,346.72	100.00%	358	33.17	7.677	605	84.98
Total:	**3,126**	**$431,709,346.72**	**100.00%**	**358**	**33.17**	**7.677**	**605**	**84.98**

Loan Source

LOAN SOURCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Wholesale	4,203	$536,182,911.86	99.36%	356	33.14	7.643	609	84.11
Correspondent	28	3,452,802.43	0.64	358	33.43	8.209	582	84.76
Total:	**4,231**	**$539,635,714.29**	**100.00%**	**356**	**33.14**	**7.647**	**609**	**84.11**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,359	
Aggregate Current Principal Balance:	$667,114,372.86	$20,994.37 to $849,330.30
Average Current Principal Balance:	$282,795.41	
Aggregate Original Principal Balance:	$667,765,365.00	$21,000.00 to $850,000.00
Average Original Principal Balance:	$283,071.37	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	98.99%	
Wtd. Avg. Gross Coupon:	7.140%	5.200% to 12.900%
Wtd. Avg. Original Term (months):	359	180 to 360
Wtd. Avg. Remaining Term (months):	357	178 to 360
Wtd. Avg. Margin (ARM Loans Only):	5.956%	5.000% to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.279%	11.200% to 17.750%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.279%	5.200% to 11.750%
Wtd. Avg. Original Combined LTV [(1)]:	81.82%	25.79% to 100.00%
Wtd. Avg. Borrower FICO:	614	500 to 805
Geographic Distribution (Top 5):	CA 49.52%	
	NY 9.61%	
	FL 6.29%	
	NJ 3.37%	
	IL 3.21%	

[(1)]The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2-yr Fixed/Adjustable Rate	1,155	$370,466,882.82	55.53%	359	39.10	7.295	602	83.09
3-yr Fixed/Adjustable Rate	373	117,213,623.51	17.57	359	38.83	7.229	612	82.79
Fixed	831	179,433,866.53	26.90	354	38.88	6.761	640	78.56
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV[1] (%)*
0.01 - 50,000.00	64	$2,719,210.00	0.41%	335	33.25	9.616	608	78.00
50,000.01 - 100,000.00	757	55,316,863.00	8.28	350	35.41	8.511	601	80.75
100,000.01 - 150,000.00	207	24,855,064.00	3.72	357	36.36	7.963	601	82.40
150,000.01 - 200,000.00	78	13,314,646.00	1.99	359	34.38	8.081	601	85.58
200,000.01 - 250,000.00	34	7,657,420.00	1.15	359	34.51	7.435	623	85.30
250,000.01 - 300,000.00	17	4,625,896.00	0.69	359	31.25	8.058	611	87.36
300,000.01 - 350,000.00	11	3,517,587.00	0.53	359	28.56	7.862	625	87.88
350,000.01 - 400,000.00	395	149,527,691.00	22.39	359	41.04	6.955	620	82.58
400,000.01 - 450,000.00	265	112,619,827.00	16.87	359	40.48	7.057	614	82.01
450,000.01 - 500,000.00	210	100,791,815.00	15.09	359	39.62	6.978	623	82.21
500,000.01 - 550,000.00	98	51,637,770.00	7.73	356	38.34	6.666	613	81.88
550,000.01 - 600,000.00	93	53,501,808.00	8.01	359	39.91	6.949	612	81.71
600,000.01 - 650,000.00	61	38,252,567.00	5.73	359	35.92	6.585	604	81.19
650,000.01 - 700,000.00	27	18,247,051.00	2.73	359	41.71	7.087	601	79.02
700,000.01 - 750,000.00	39	28,715,150.00	4.30	351	38.78	6.675	619	76.39
750,000.01 - 800,000.00	1	765,000.00	0.11	359	14.00	6.200	619	90.00
800,000.01 - 850,000.00	2	1,700,000.00	0.25	359	32.00	6.725	613	73.05
Total:	**2,359**	**$667,765,365.00**	**100.00%**	**357**	**38.99**	**7.139**	**614**	**81.82**

*Based on the original balances of the Mortgage Loans.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01 - 50,000.00	65	$2,766,050.47	0.41%	332	33.07	9.597	608	78.13
50,000.01 - 100,000.00	756	55,215,705.98	8.28	351	35.42	8.511	601	80.75
100,000.01 - 150,000.00	207	24,834,885.83	3.72	357	36.36	7.963	601	82.40
150,000.01 - 200,000.00	78	13,302,931.19	1.99	359	34.38	8.081	601	85.58
200,000.01 - 250,000.00	34	7,650,714.65	1.15	359	34.51	7.435	623	85.30
250,000.01 - 300,000.00	17	4,622,369.87	0.69	359	31.25	8.058	611	87.36
300,000.01 - 350,000.00	11	3,514,932.42	0.53	359	28.56	7.862	625	87.88
350,000.01 - 400,000.00	395	149,366,866.45	22.39	359	41.04	6.955	620	82.58
400,000.01 - 450,000.00	265	112,510,954.14	16.87	359	40.48	7.057	614	82.01
450,000.01 - 500,000.00	210	100,695,845.65	15.09	359	39.62	6.978	623	82.21
500,000.01 - 550,000.00	98	51,586,047.46	7.73	356	38.34	6.666	613	81.88
550,000.01 - 600,000.00	94	54,052,513.16	8.10	359	39.85	6.937	612	81.58
600,000.01 - 650,000.00	60	37,615,157.46	5.64	359	35.95	6.597	604	81.36
650,000.01 - 700,000.00	27	18,231,586.55	2.73	359	41.71	7.087	601	79.02
700,000.01 - 750,000.00	39	28,685,020.69	4.30	351	38.78	6.675	619	76.39
750,000.01 - 800,000.00	1	764,267.11	0.11	359	14.00	6.200	619	90.00
800,000.01 - 850,000.00	2	1,698,523.78	0.25	359	32.00	6.725	612	73.05
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121 - 180	40	$3,315,060.05	0.50%	179	33.90	7.873	629	75.35
181 - 240	15	2,718,679.73	0.41	239	32.80	7.118	630	79.09
301 - 360	2,304	661,080,633.08	99.10	359	39.04	7.136	614	81.86
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000 - 5.499	27	$12,468,802.23	1.87%	359	38.50	5.353	624	81.35
5.500 - 5.999	269	122,055,909.55	18.30	357	39.56	5.741	650	76.79
6.000 - 6.499	181	82,687,758.43	12.39	359	39.00	6.238	623	80.65
6.500 - 6.999	261	118,112,771.57	17.71	358	39.62	6.753	618	82.82
7.000 - 7.499	270	79,312,035.64	11.89	359	39.84	7.256	611	82.75
7.500 - 7.999	493	107,431,242.29	16.10	356	39.25	7.732	594	82.62
8.000 - 8.499	320	57,841,883.59	8.67	357	38.08	8.212	594	84.12
8.500 - 8.999	254	50,014,675.05	7.50	357	36.52	8.689	588	85.26
9.000 - 9.499	109	16,894,166.42	2.53	358	36.72	9.228	575	82.77
9.500 - 9.999	64	11,156,659.36	1.67	355	39.32	9.683	585	84.70
10.000 - 10.499	15	1,601,717.80	0.24	343	39.05	10.163	555	78.96
10.500 - 10.999	25	2,469,530.98	0.37	354	29.52	10.785	649	90.49
11.000 - 11.499	26	2,102,090.94	0.32	352	39.45	11.234	627	90.59
11.500 - 11.999	17	1,173,179.00	0.18	359	40.28	11.667	649	97.12
12.000 - 12.499	21	1,322,069.81	0.20	358	38.69	12.286	637	99.97
12.500 - 12.999	7	469,880.20	0.07	359	41.00	12.635	631	100.00
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Original Loan-to-Value Ratios*

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
25.01 - 30.00	2	$539,483.21	0.08%	359	34.04	6.216	596	26.09
35.01 - 40.00	3	1,624,762.83	0.24	359	28.14	6.053	661	38.96
40.01 - 45.00	8	1,799,468.59	0.27	344	32.94	6.961	623	43.68
45.01 - 50.00	19	5,411,028.89	0.81	357	42.73	6.819	599	48.39
50.01 - 55.00	19	4,893,134.91	0.73	357	38.55	6.515	600	52.82
55.01 - 60.00	54	10,998,743.60	1.65	355	38.63	6.696	618	57.74
60.01 - 65.00	97	27,031,630.42	4.05	357	40.50	6.748	602	63.55
65.01 - 70.00	154	38,732,179.97	5.81	356	38.64	6.974	602	68.91
70.01 - 75.00	285	73,256,869.88	10.98	356	40.02	7.079	601	73.82
75.01 - 80.00	453	131,183,984.04	19.66	358	39.41	6.953	609	79.37
80.01 - 85.00	421	118,095,050.90	17.70	356	38.72	6.905	607	84.41
85.01 - 90.00	583	191,913,435.20	28.77	359	38.20	7.315	618	89.61
90.01 - 95.00	146	49,287,618.38	7.39	358	39.90	7.462	645	94.68
95.01 >=	115	12,346,982.04	1.85	358	38.99	10.075	677	100.00
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500 - 519	87	$18,521,983.08	2.78%	358	39.29	7.934	509	77.16
520 - 539	182	45,542,922.61	6.83	358	40.78	7.812	531	76.81
540 - 559	268	73,523,419.12	11.02	357	40.92	7.559	551	79.88
560 - 579	288	77,501,075.15	11.62	358	40.38	7.448	569	80.68
580 - 599	271	75,641,891.81	11.34	358	39.36	7.059	589	81.30
600 - 619	298	85,182,877.40	12.77	357	38.80	7.124	609	83.91
620 - 639	302	81,501,040.85	12.22	358	38.08	7.084	628	83.44
640 - 659	204	63,830,942.41	9.57	358	38.13	6.757	649	83.12
660 - 679	155	50,456,727.04	7.56	355	37.15	6.689	668	83.46
680 - 699	99	32,524,439.85	4.88	358	38.93	6.699	688	84.57
700 - 719	79	23,889,621.63	3.58	358	38.06	6.705	709	81.83
720 - 739	49	15,364,247.89	2.30	358	34.88	7.098	729	86.66
740 - 759	32	9,775,678.88	1.47	352	36.27	6.652	749	77.98
760 - 779	28	8,842,848.21	1.33	357	36.15	6.467	767	83.73
780 - 799	14	4,847,627.07	0.73	359	42.17	6.054	786	74.65
800 - 819	3	167,029.86	0.03	322	27.80	9.106	803	83.95
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 20.00	232	$50,194,150.89	7.52%	356	13.66	7.405	622	81.24
20.01 - 25.00	132	30,599,672.49	4.59	357	22.89	7.348	623	83.92
25.01 - 30.00	188	49,647,961.43	7.44	354	28.08	7.082	620	80.84
30.01 - 35.00	281	70,939,904.70	10.63	358	33.04	7.042	619	80.75
35.01 - 40.00	355	89,547,130.09	13.42	358	38.02	7.152	616	82.55
40.01 - 45.00	513	159,333,698.57	23.88	358	43.12	7.150	621	82.46
45.01 - 50.00	568	183,757,242.19	27.55	358	48.20	7.116	602	83.77
50.01 - 55.00	90	33,094,612.50	4.96	359	53.08	6.889	602	68.66
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	742	$330,371,704.81	49.52%	358	40.41	6.648	616	80.35
New York	146	64,138,790.75	9.61	359	40.04	7.200	624	83.11
Florida	213	41,983,532.28	6.29	358	36.86	7.838	608	84.47
New Jersey	55	22,479,365.65	3.37	359	39.00	7.205	623	83.23
Illinois	71	21,391,196.95	3.21	359	39.55	7.939	608	85.35
Maryland	58	19,894,860.20	2.98	359	40.11	6.966	620	81.37
Nevada	56	15,404,415.94	2.31	358	34.58	7.525	614	83.08
Michigan	93	14,234,739.24	2.13	358	34.46	8.266	595	83.54
Arizona	107	13,831,852.52	2.07	357	35.57	8.240	586	81.22
Washington	64	12,532,218.87	1.88	356	39.96	7.699	608	83.10
Texas	51	12,342,019.61	1.85	355	33.83	7.781	616	85.75
Massachusetts	29	10,431,192.46	1.56	353	36.95	7.219	620	84.73
Minnesota	29	7,845,857.60	1.18	359	36.46	7.592	629	84.71
Connecticut	16	6,625,375.61	0.99	359	37.62	7.281	598	81.87
Georgia	45	6,425,386.12	0.96	354	37.89	8.430	599	86.29
Pennsylvania	40	6,201,217.97	0.93	355	37.15	7.847	608	85.67
South Carolina	78	5,347,230.87	0.80	343	40.84	8.252	588	77.65
North Carolina	58	5,159,259.68	0.77	355	36.13	8.084	601	79.76
Colorado	23	4,669,550.52	0.70	359	39.64	7.718	594	82.27
Oregon	32	4,430,123.01	0.66	353	32.16	8.109	617	79.44
Hawaii	8	4,264,534.16	0.64	359	38.42	6.461	644	85.92
Ohio	46	4,238,878.89	0.64	355	37.66	7.762	597	82.39
Indiana	42	4,007,383.26	0.60	352	32.66	7.981	609	84.50
Missouri	35	3,734,104.84	0.56	357	33.64	8.325	585	80.97
New Mexico	20	3,701,104.82	0.55	353	36.80	7.847	645	83.27
Tennessee	42	3,493,061.22	0.52	346	34.96	7.986	592	82.08
Alabama	32	2,733,585.08	0.41	355	38.12	7.916	598	79.94
Utah	12	2,344,313.27	0.35	359	39.97	7.532	609	74.99
Louisiana	24	2,229,865.28	0.33	343	30.98	7.684	606	83.77
Wisconsin	12	1,770,318.19	0.27	359	40.82	7.914	584	78.92
Arkansas	9	1,347,755.49	0.20	359	31.35	7.519	650	87.61
Mississippi	16	1,243,246.63	0.19	359	38.64	8.155	585	79.40
Iowa	12	992,822.47	0.15	344	34.86	8.262	601	80.92
Vermont	3	941,075.34	0.14	359	34.59	6.156	635	88.51
Nebraska	8	576,013.73	0.09	358	35.77	8.578	591	80.31
South Dakota	3	554,914.96	0.08	359	19.59	7.908	598	78.45
Alaska	2	502,939.26	0.08	359	27.33	9.280	656	91.89
Rhode Island	2	460,936.53	0.07	359	38.36	8.828	637	89.96
Kentucky	6	442,971.76	0.07	359	25.56	9.103	586	78.42
Idaho	5	416,984.88	0.06	358	36.54	7.329	651	82.42
Kansas	2	360,553.89	0.05	359	24.63	7.926	617	88.26
Oklahoma	4	356,234.45	0.05	359	31.24	8.427	573	88.80
Wyoming	4	343,110.05	0.05	359	33.80	7.804	607	79.25
Montana	2	155,870.84	0.02	359	27.59	8.276	650	74.10
Maine	1	98,933.57	0.01	359	33.00	8.000	596	75.00
Delaware	1	62,969.34	0.01	359	43.00	9.550	640	90.00
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Owner Occupied	2,106	$619,973,738.66	92.93%	358	39.92	7.085	611	81.63
Non-Owner Occupied	230	41,053,993.84	6.15	357	25.32	8.003	652	84.61
Second Home	23	6,086,640.36	0.91	359	37.18	6.911	654	82.37
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Full	1,334	$312,183,491.66	46.80%	357	39.22	6.874	606	80.14
Stated	796	280,561,030.39	42.06	358	40.34	7.457	627	83.43
Limited	229	74,369,850.81	11.15	358	32.94	7.058	601	82.82
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Refinance-Debt Consolidation Cash Out**	1,478	$467,690,488.18	70.11%	357	39.95	7.010	604	80.32
Refinance-Debt Consolidation No Cash Out***	138	29,111,969.91	4.36	358	38.16	6.934	626	78.63
Purchase	743	170,311,914.77	25.53	358	36.50	7.531	638	86.49
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1	1,611	$438,793,836.12	65.77%	357	38.31	7.012	629	82.98
2	207	67,787,948.52	10.16	359	40.57	7.252	587	82.53
3	183	58,376,259.85	8.75	359	39.98	7.269	576	80.45
4	170	40,233,800.17	6.03	356	39.82	7.663	575	77.85
5	59	20,006,263.11	3.00	359	40.98	7.857	562	70.88
6	20	6,212,406.02	0.93	359	46.40	8.584	570	65.83
A+	68	23,787,489.11	3.57	358	39.28	6.791	633	81.78
A	13	3,798,412.07	0.57	356	36.56	7.048	623	80.15
A-	2	845,496.67	0.13	359	33.13	6.616	596	74.62
B	4	1,243,590.96	0.19	359	45.06	7.635	578	82.66
C	2	480,786.14	0.07	359	41.25	9.977	536	74.08
C-	20	5,548,084.12	0.83	354	41.42	7.762	605	84.55
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

* Letters correspond to risk categories of Olympus Mortgage Company and numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Single Family Detached	1,353	$466,592,412.01	69.94%	358	39.70	7.024	613	81.93
PUD Detached	196	80,787,824.84	12.11	359	38.34	7.199	614	82.74
Manufactured Housing	613	53,870,121.37	8.08	351	36.97	7.949	601	76.63
Two-to Four-Family	102	33,756,889.94	5.06	356	35.24	7.316	638	83.95
Condominium	88	30,097,215.23	4.51	359	37.34	7.074	629	84.01
PUD Attached	4	1,088,660.47	0.16	359	40.72	7.213	647	85.97
Single Family Attached	3	921,249.00	0.14	359	48.39	8.623	599	92.52
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
0	728	$186,929,320.17	28.02%	357	38.00	7.591	619	84.15
12	101	42,318,231.47	6.34	359	39.11	7.161	619	80.17
24	688	206,108,185.63	30.90	359	38.97	7.279	601	82.55
36	842	231,758,635.59	34.74	356	39.79	6.648	621	79.60
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
11.000 - 11.499	25	$11,642,562.63	2.39%	359	37.89	5.347	622	81.93
11.500 - 11.999	103	47,073,275.06	9.65	359	41.03	5.785	626	80.01
12.000 - 12.499	129	60,668,889.93	12.44	359	38.53	6.236	617	81.61
12.500 - 12.999	195	92,381,444.36	18.94	359	39.33	6.759	614	82.72
13.000 - 13.499	205	67,184,619.96	13.78	359	39.70	7.259	609	83.07
13.500 - 13.999	347	90,622,162.31	18.58	359	39.74	7.737	591	83.26
14.000 - 14.499	215	49,144,558.66	10.08	359	38.42	8.210	594	85.39
14.500 - 14.999	180	43,652,102.90	8.95	359	36.46	8.688	588	85.90
15.000 - 15.499	76	14,546,124.07	2.98	359	36.97	9.226	574	83.85
15.500 - 15.999	39	8,437,994.37	1.73	359	38.67	9.687	581	84.82
16.000 - 16.499	6	792,907.17	0.16	359	45.18	10.112	523	74.19
16.500 - 16.999	4	908,391.47	0.19	359	15.56	10.789	598	75.12
17.000 - 17.499	3	558,014.48	0.11	359	49.03	11.322	530	64.55
17.500 - 17.999	1	67,458.96	0.01	358	39.00	11.750	526	50.00
Total:	**1,528**	**$487,680,506.33**	**100.00%**	**359**	**39.03**	**7.279**	**604**	**83.02**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000 - 5.499	25	$11,642,562.63	2.39%	359	37.89	5.347	622	81.93
5.500 - 5.999	103	47,073,275.06	9.65	359	41.03	5.785	626	80.01
6.000 - 6.499	129	60,668,889.93	12.44	359	38.53	6.236	617	81.61
6.500 - 6.999	195	92,381,444.36	18.94	359	39.33	6.759	614	82.72
7.000 - 7.499	205	67,184,619.96	13.78	359	39.70	7.259	609	83.07
7.500 - 7.999	347	90,622,162.31	18.58	359	39.74	7.737	591	83.26
8.000 - 8.499	215	49,144,558.66	10.08	359	38.42	8.210	594	85.39
8.500 - 8.999	180	43,652,102.90	8.95	359	36.46	8.688	588	85.90
9.000 - 9.499	76	14,546,124.07	2.98	359	36.97	9.226	574	83.85
9.500 - 9.999	39	8,437,994.37	1.73	359	38.67	9.687	581	84.82
10.000 - 10.499	6	792,907.17	0.16	359	45.18	10.112	523	74.19
10.500 - 10.999	4	908,391.47	0.19	359	15.56	10.789	598	75.12
11.000 - 11.499	3	558,014.48	0.11	359	49.03	11.322	530	64.55
11.500 - 11.999	1	67,458.96	0.01	358	39.00	11.750	526	50.00
Total:	**1,528**	**$487,680,506.33**	**100.00%**	**359**	**39.03**	**7.279**	**604**	**83.02**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000 - 5.249	52	$18,377,454.27	3.77%	359	39.20	7.790	607	84.79
5.250 - 5.499	1	421,725.35	0.09	359	50.00	8.150	599	89.81
5.500 - 5.749	56	18,739,535.09	3.84	359	41.29	7.458	615	86.82
5.750 - 5.999	1	80,859.96	0.02	359	32.00	8.400	624	87.00
6.000 - 6.249	1,387	442,257,697.71	90.69	359	38.85	7.226	604	82.81
6.250 - 6.499	6	1,238,048.29	0.25	359	43.54	7.974	590	84.60
6.500 - 6.749	10	2,060,382.91	0.42	359	37.72	8.101	597	83.51
6.750 - 6.999	3	631,874.12	0.13	359	44.11	8.620	613	85.12
7.000 - 7.249	12	3,872,928.63	0.79	359	46.18	8.988	566	78.42
Total:	**1,528**	**$487,680,506.33**	**100.00%**	**359**	**39.03**	**7.279**	**604**	**83.02**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

DESCRIPTION OF GROUP III COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
June 2006	2	$433,678.13	0.09%	352	18.77	5.855	637	72.72
July 2006	1	67,977.50	0.01	353	43.00	8.900	592	65.00
August 2006	3	316,537.04	0.06	354	34.28	8.190	676	84.89
September 2006	1	60,714.79	0.01	355	33.00	8.550	670	70.00
October 2006	3	356,097.63	0.07	356	41.26	7.829	676	88.88
November 2006	2	929,644.60	0.19	357	22.71	6.973	631	81.42
December 2006	122	35,154,345.60	7.21	358	41.24	7.022	613	82.71
January 2007	1,020	332,943,887.53	68.27	359	38.95	7.325	601	83.16
February 2007	1	204,000.00	0.04	360	35.00	7.050	548	72.86
October 2007	1	394,269.84	0.08	356	45.00	6.950	704	78.43
November 2007	2	449,102.08	0.09	357	32.82	6.252	594	93.08
December 2007	28	7,201,463.74	1.48	358	37.56	7.178	612	80.61
January 2008	340	108,316,537.85	22.21	359	38.84	7.234	612	82.97
February 2008	2	852,250.00	0.17	360	48.07	7.546	590	74.78
Total:	**1,528**	**$487,680,506.33**	**100.00%**	**359**	**39.03**	**7.279**	**604**	**83.02**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	1,528	$487,680,506.33	100.00%	359	39.03	7.279	604	83.02
Total:	**1,528**	**$487,680,506.33**	**100.00%**	**359**	**39.03**	**7.279**	**604**	**83.02**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	1,528	$487,680,506.33	100.00%	359	39.03	7.279	604	83.02
Total:	**1,528**	**$487,680,506.33**	**100.00%**	**359**	**39.03**	**7.279**	**604**	**83.02**

Loan Source

LOAN SOURCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Wholesale	2,335	$662,041,015.10	99.24%	358	38.98	7.132	614	81.87
Correspondent	24	5,073,357.76	0.76	352	40.82	8.113	600	75.42
Total:	**2,359**	**$667,114,372.86**	**100.00%**	**357**	**38.99**	**7.140**	**614**	**81.82**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Merrill Lynch	
Syndicate	
Charles Sorrentino	212-449-3659
Edgar Seah	212-449-3659
Scott Soltas	212-449-3659
Banking	
Tom Saywell	212-449-2122
Alan Chan	212-449-8140
Paul Park	212-449-6380
Fred Hubert	212-449-5071
Matt Whalen	212-449-0752

Rating Agency Contacts	
Standard & Poor's	
Rebecca Neary	(212) 438-3026
Moody's	
Navneet Agarwal	(212) 553-0300
Fitch	
John Roglieri	(212) 908-0723
Dominion Bond Rating Service	
Quincy Tang	(212) 635-3410

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication.

We would like to see these stratifications separately for Purchase and Refi Loans Separately

For loans that have silent seconds, please include only the full LTV (100% rather than 80% for a no money down loan) with a weighted $ value = to that of the first lien obligation.

Purchase Loans

Collateral Balance — Loan Balance by Original LTV

Loan Balance		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 100K	1,889,364	2,446,772	2,876,679	6,713,196	8,237,899	34,014,497	33,622,881	31,968,626
100K	< 200K	3,432,995	1,212,436	2,653,844	12,679,069	9,520,535	48,067,099	39,977,474	66,001,943
200K	< 300K	410,715	978,169	1,271,324	6,716,426	6,039,269	45,675,814	21,275,189	49,148,340
300K	< 400K	1,460,593	324,313	1,063,673	8,668,434	6,017,223	23,239,149	20,581,451	35,762,167
400K	< 500K	1,797,497	1,263,969	937,960	4,554,784	7,373,097	20,716,536	14,432,011	7,580,506
500K	< 750K	616,156	2,360,214	1,074,006	3,221,006	5,643,043	17,675,922	7,731,534	0
750K	1.0 MM	0	849,193	0	0	0	764,267	0	0
1.0 MM	1.5 MM								
1.5 MM	< 2 MM								
	> 2 MM								

Collateral Balance — Loan Balance by Credit Score

Loan Balance		0 < 550	550 < 575	575 < 600	600 < 625	625 < 650	650 < 675	675 < 700	700 < 725	> 725
0	< 100K	12,627,150	15,969,710	15,454,458	19,462,227	19,724,092	16,149,444	10,047,584	6,704,258	7,550,292
100K	< 200K	13,904,661	16,232,221	15,659,964	29,697,676	33,442,543	27,762,098	20,773,845	13,659,294	12,412,670
200K	< 300K	2,714,463	10,637,352	11,663,769	22,979,164	26,376,840	23,436,156	13,448,387	9,463,748	9,973,166
300K	< 400K	3,604,051	7,561,665	6,094,194	12,669,048	14,943,706	17,216,317	10,992,516	6,645,665	12,167,450
400K	< 500K	2,223,163	4,430,930	5,207,548	10,553,562	9,706,143	10,346,332	2,606,103	6,245,745	7,332,794
500K	< 750K	2,768,504	5,054,000	6,152,012	4,579,959	3,793,726	8,723,101	2,197,794	2,610,284	3,422,474
750K	: 1.0 MM	0	0	0	1,613,461	0	0	0	0	0
1.0 MM	: 1.5 MM									
1.5 MM	< 2 MM									
	> 2 MM									

Average FICO — Loan Balance by Original LTV

Loan Balance		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 100K	601	597	571	601	594	635	600	659
100K	< 200K	594	578	592	621	630	629	615	664
200K	< 300K	592	611	623	637	626	631	633	663
300K	< 400K	671	546	558	616	616	641	651	672
400K	< 500K	668	613	667	633	617	649	638	665
500K	< 750K	677	651	547	663	596	647	622	0
750K	< 1.0 MM	0	615	0	0	0	619	0	0
1.0 MM	< 1.5 MM								
1.5 MM	< 2 MM								
	> 2 MM								

Collateral Balance — Credit Score by Original LTV

Credit Score		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 550	902,271	1,903,125	3,643,688	4,381,104	4,920,968	10,744,264	11,112,333	254,416
550	< 575	1,716,079	1,451,036	1,566,057	5,503,721	9,261,976	25,233,373	14,937,196	246,672
575	< 600	1,011,473	1,072,610	1,531,138	6,102,747	7,539,103	22,379,515	19,193,579	621,796
600	< 625	966,864	1,765,421	1,173,923	5,164,129	3,919,516	27,648,628	32,311,943	28,604,724
625	< 650	1,437,296	750,944	560,476	5,635,379	3,568,793	24,620,463	21,994,021	49,420,557
650	< 675	1,259,895	1,065,423	366,260	6,695,601	5,960,233	28,996,558	15,137,930	44,135,349
675	< 700	1,041,601	153,123	123,640	1,936,706	3,864,647	17,716,535	7,988,311	27,241,468
700	< 725	325,216	553,363	727,389	1,777,440	1,674,366	14,023,682	6,232,652	22,214,657
	> 725	946,439	698,020	394,913	3,355,690	2,101,442	16,968,025	6,612,377	17,761,940

Average Loan Balance — Credit Score by Original LTV

Credit Score		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 550	90,227	211,458	134,961	118,408	140,600	143,257	95,796	63,606
550	< 575	132,006	103,645	119,697	114,661	165,392	171,656	120,461	62,224
575	< 600	101,147	107,261	139,194	156,481	179,502	159,854	122,252	124,360
600	< 625	120,857	297,570	130,436	156,489	158,781	166,589	150,288	127,132
625	< 650	205,328	150,189	140,119	156,538	148,700	149,215	171,826	132,141
650	< 675	209,963	213,066	183,130	239,138	239,209	162,902	182,385	142,372
675	< 700	347,267	78,561	123,640	121,044	188,028	154,074	166,423	141,148
700	< 725	106,406	184,481	363,694	126,960	239,195	179,791	194,777	151,121
	> 725	315,490	698,020	131,638	209,743	150,103	184,350	187,226	153,120

Average Mortgage Rate — Credit Score by Original LTV

Credit Score		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 550	8.718	7.843	8.166	8.018	8.124	8.436	8.437	10.144
550	< 575	7.972	7.869	7.676	7.847	7.987	8.454	8.439	8.620
575	< 600	7.366	7.413	6.635	7.481	7.539	8.186	8.196	8.177
600	< 625	6.993	6.371	7.946	7.452	7.745	7.743	8.196	7.316
625	< 650	7.232	7.276	7.442	7.393	7.871	7.771	8.016	7.671
650	< 675	6.043	6.692	6.014	6.881	6.831	7.687	7.791	7.313
675	< 700	6.097	7.838	6.600	7.098	7.192	7.623	7.622	7.400
700	< 725	6.685	6.466	6.699	7.224	6.870	7.569	7.423	7.329
	> 725	5.640	5.750	7.656	6.987	6.341	7.338	7.361	7.234

Refi Loans

Collateral Balance — Loan Balance by Original LTV

Loan Balance		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 100K	31,107,370	12,359,510	23,338,821	35,155,764	30,904,169	38,960,614	6,009,773	4,596,409
100K	< 200K	53,552,966	27,536,381	36,250,697	66,406,042	65,375,515	92,727,423	24,269,765	11,170,562
200K	< 300K	34,339,499	19,460,032	34,358,847	46,059,597	39,182,145	63,494,463	19,707,074	3,239,027
300K	< 400K	21,944,664	18,364,197	27,362,200	41,790,418	40,214,136	56,600,966	16,266,307	6,063,006
400K	< 500K	19,109,516	15,683,516	21,586,072	29,070,206	31,577,544	46,869,676	11,242,021	401,746
500K	< 750K	17,472,364	17,040,905	16,965,692	31,675,137	33,649,011	34,794,523	1,110,266	594,373
750K	1.0 MM	0	0	849,330	0	0	0	0	0
1.0 MM	1.5 MM								
1.5 MM	< 2 MM								
	> 2 MM								

Collateral Balance — Loan Balance by Credit Score

Loan Balance		0 < 550	550 < 575	575 < 600	600 < 625	625 < 650	650 < 675	675 < 700	700 < 725	> 725
0	< 100K	50,428,321	33,121,791	25,997,319	27,362,200	19,321,736	13,119,135	6,148,481	3,362,489	3,590,967
100K	< 200K	98,661,486	68,018,657	62,230,192	58,955,690	39,058,703	25,774,944	15,186,866	7,405,625	4,997,224
200K	< 300K	67,716,094	42,193,406	44,338,515	36,475,220	25,755,895	20,660,033	8,559,482	7,313,540	5,648,498
300K	< 400K	39,536,469	37,147,597	31,262,128	43,817,446	30,905,361	18,012,683	11,487,220	6,774,574	6,682,637
400K	< 500K	22,010,542	31,850,470	23,759,808	33,419,454	20,480,927	22,744,103	12,130,265	5,257,100	5,887,628
500K	< 750K	25,179,307	26,706,779	24,321,590	23,209,064	20,713,483	12,543,135	11,522,106	3,607,316	5,697,475
750K	: 1.0 MM	0	0	0	849,330	0	0	0	0	0
1.0 MM	: 1.5 MM									
1.5 MM	< 2 MM									
	> 2 MM									

Average FICO — Loan Balance by Original LTV

Loan Balance		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 100K	581	579	577	580	590	596	628	641
100K	< 200K	583	579	574	576	592	591	624	645
200K	< 300K	587	575	579	584	580	601	635	656
300K	< 400K	612	594	597	589	600	610	639	661
400K	< 500K	610	615	604	602	605	611	664	618
500K	< 750K	589	608	611	586	621	613	602	637
750K	< 1.0 MM	0	0	610	0	0	0	0	0
1.0 MM	< 1.5 MM								
1.5 MM	< 2 MM								
	> 2 MM								

Collateral Balance — Credit Score by Original LTV

Credit Score		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 550	52,054,256	31,739,678	47,645,309	77,149,172	53,678,187	39,122,621	1,932,515	310,280
550	< 575	29,625,453	19,846,262	28,602,996	42,896,306	37,936,979	76,561,677	1,352,806	0
575	< 600	26,185,369	16,427,231	20,949,984	33,997,661	39,998,671	56,619,749	7,579,318	151,371
600	< 625	22,252,683	13,720,656	24,591,790	31,534,697	39,722,704	60,317,416	24,604,560	7,143,920
625	< 650	18,951,948	11,930,410	15,467,984	20,513,101	25,399,667	40,094,682	16,613,681	7,264,612
650	< 675	12,896,627	5,636,329	8,960,636	17,430,356	19,445,927	32,764,446	11,539,811	4,337,697
675	< 700	4,437,116	4,906,579	6,266,744	7,035,378	13,952,840	17,942,046	7,976,914	2,518,602
700	< 725	4,679,571	3,601,776	2,626,354	4,526,532	6,172,906	7,376,050	3,236,176	2,295,475
	> 725	6,241,394	2,675,399	4,376,059	6,276,762	5,695,617	4,626,779	3,567,445	1,042,964

Average Loan Balance — Credit Score by Original LTV

Credit Score		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 550	151,782	168,829	158,290	175,339	173,392	157,119	148,655	103,427
550	< 575	166,623	206,732	186,948	182,533	180,646	182,338	169,101	0
575	< 600	174,569	188,819	187,053	192,078	188,673	190,639	180,460	75,686
600	< 625	161,251	232,653	201,572	188,831	190,061	210,166	174,680	140,077
625	< 650	172,290	213,043	234,363	184,803	195,382	201,481	197,782	123,129
650	< 675	189,689	194,356	230,273	205,063	204,694	211,513	213,700	117,235
675	< 700	147,904	258,622	250,670	175,884	228,735	211,063	265,897	132,569
700	< 725	203,460	240,118	202,025	238,239	206,916	184,451	190,481	127,526
	> 725	222,907	243,218	182,419	232,473	247,636	201,164	254,618	173,627

Average Mortgage Rate — Credit Score by Original LTV

Credit Score		0 < 67.5%	67.50% < 72.5%	72.5% < 77.5%	77.5% < 82.5%	82.5% < 87.5%	87.5% < 92.5%	92.5% < 97.5%	> 97.5%
0	< 550	8.158	8.220	8.359	8.067	7.750	8.007	8.424	9.012
550	< 575	7.176	7.267	7.529	7.327	7.632	7.910	7.938	0.000
575	< 600	6.984	6.925	6.978	6.656	7.151	7.566	7.926	6.962
600	< 625	6.684	6.313	6.901	6.726	7.070	7.199	7.623	7.131
625	< 650	6.354	6.554	6.485	6.706	6.725	7.223	7.210	7.335
650	< 675	6.222	6.133	6.483	6.481	6.472	6.951	7.077	6.964
675	< 700	6.181	6.196	6.467	6.581	6.490	6.760	6.850	7.042
700	< 725	5.855	6.113	6.076	6.877	6.291	7.044	7.016	6.715
	> 725	5.962	5.686	6.120	6.153	6.137	6.674	7.110	6.366

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.